UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

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☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under Rule 14a-12

NETFLIX, INC.
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☒ No fee required.

☐ Fee paid previously with preliminary materials.

☐ Fee computed on table in exhibit required by Item25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

2022
Proxy
Statement

AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS





Letter from Our Lead Independent Director



Fellow Stockholders,

Despite the ongoing challenges of the COVID-19 pandemic in 2021, we were fortunate to be able to continue providing members with a source of escape, connection and comfort.

We are humbled by our talented and dedicated teams who continue to create and deliver world class entertainment across a variety of genres and languages, demonstrating that great stories come from anywhere and are enjoyed by audiences everywhere. Our original stories deeply resonated with audiences and, within the prior year, we were honored to have been nominated for 129 Emmys and won 44 - matching the record for most in a single year set by CBS in 1974. We were nominated for an industry-leading 27 Academy Awards, and won Best Director, and we were nominated for 24 British Academy of Film and Television Arts (BAFTA) awards, winning Best Picture, Best Director, and Outstanding Debut by a British Writer, Director or Producer.

In 2021, we had approximately 222 million paid memberships, achieved approximately $30 billion in revenue, representing 19% year-over-year growth, and over $6 billion of operating income, representing 35% year-over-year growth, as well as improved our cash flows from operations. We also added mobile games to our service.

We made progress on our Environmental, Social and Governance ("ESG") initiatives. The Board, alongside management, continued to actively engage with shareholders to seek their input and provide perspective on our policies and practices. Last fall, we held a virtual ESG Investor Day where members of our Board and management team engaged with a number of our shareholders. In addition to discussing our sustainability efforts and our approach to diversity and inclusion, we had meaningful and candid discussions about our corporate governance practices. This shareholder feedback continues to inform our regular review of our corporate governance practices, and the Board has decided to evolve to a more standard large-cap governance structure. At our annual meeting, we will present management proposals to declassify our board, remove supermajority voting provisions in our charter and bylaws, and enable shareholders to call special meetings. We will also change the voting standard for our directors in uncontested elections. We believe that these changes are appropriate given that we've proven the streaming business model, we are self-funding and expect sustained positive annual free cash flow, and we have substantially scaled our revenues, operating profit and margin. More details on the proposals and these changes are provided in the following pages.

We recently published our third ESG Report and our second Inclusion Report. These reports provide updates on our important efforts to support the diversity of our employee base as we seek to better serve our members, advance our sustainability efforts and, most importantly, reinforce our commitment to transparency that is central to how we at Netflix operate.

On behalf of the Board, we thank you for your investment and wish you and your families good health.

Warm regards,

Jay C. Hoag

Jay C. Hoag
Lead Independent Director

Notice

Notice of Annual Meeting of Stockholders to be Held on June 2, 2022

To the Stockholders of Netflix, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Netflix, Inc., a Delaware corporation (the "Company"), will be held on June 2, 2022 at 3:00 p.m. Pacific Time ("Annual Meeting"). You can attend the Annual Meeting via the internet and vote your shares electronically by visiting *www.virtualshareholdermeeting.com/NFLX2022* (there is no physical location for the Annual Meeting). You will need to have your 16-Digit Control Number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) to join the Annual Meeting.

THE ANNUAL MEETING WILL BE HELD FOR THE FOLLOWING PURPOSES:

1. To elect four Class II directors to hold office until the 2025 annual meeting of stockholders;
2. To consider a management proposal to declassify our Board of Directors;
3. To consider a management proposal to eliminate supermajority voting provisions;
4. To consider a management proposal to create a new stockholder right to call a special meeting;
5. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2022;
6. Advisory approval of the Company's named executive officer compensation;
7. To consider two stockholder proposals, if properly presented at the Annual Meeting; and
8. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

These business items are described more fully in the Proxy Statement accompanying this Notice. Only stockholders who owned our common stock at the close of business on April 4, 2022 can vote at this meeting or any adjournments that may take place.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING VIA THE INTERNET.

For ten days prior to the Annual Meeting, a complete list of the stockholders entitled to vote at the meeting will be available for examination by any stockholder for any purpose germane to the meeting. Due to the COVID-19 pandemic, please email board@netflix.com to make arrangements to examine the stockholder list. The stockholder list will also be available during the Annual Meeting by visiting *www.virtualshareholdermeeting.com/NFLX2022* and entering your 16-Digit Control Number.

By order of the Board of Directors

David Hyman
Chief Legal Officer and Secretary
April 22, 2022
Los Gatos, California

YOUR VOTE IS IMPORTANT. PLEASE VOTE OVER THE INTERNET, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING VIA THE INTERNET. IF YOU RECEIVED A PAPER PROXY CARD AND VOTING INSTRUCTIONS BY MAIL, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING VIA THE INTERNET.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE **ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 2, 2022**: THIS PROXY STATEMENT, THE NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND THE ANNUAL REPORT ARE AVAILABLE AT *WWW.PROXYVOTE.COM.*

Contents

Information Concerning Solicitation and Voting

Information Concerning Solicitation and Voting

General

The attached proxy is solicited on behalf of the Board of Directors (the "Board") of Netflix, Inc., a Delaware corporation (the "Company," "Netflix," "we," "us" or "our"), for use at the annual meeting of stockholders to be held on June 2, 2022, at 3:00 p.m. Pacific Time (the "Annual Meeting"), or at any adjournment or postponement of this meeting, for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Stockholders and form of proxy. This year's Annual Meeting will be held entirely via the internet and will be conducted by our Chief Legal Officer and Secretary. Stockholders may participate in the Annual Meeting by visiting the following website: *www.virtualshareholdermeeting.com/ NFLX2022*. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin at 2:45 p.m. Pacific Time, and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page.

Hosting the Annual Meeting via the internet provides expanded access, reduced environmental impact and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation. In addition, we intend for the virtual meeting format to provide stockholders a similar level of transparency to the traditional in person meeting format. As a longstanding practice for many years, our stockholders are able to submit questions four times a year as part of our quarterly earnings interview, and answers to top investors' questions are available on our Investor Relations website at *https://ir.netflix.net*. As such, questions at our Annual Meeting will be limited to those for our auditors, if any. Instructions on how to ask questions for our quarterly earnings interviews are found in the press release announcing the date on which we will release each quarter's earnings results.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials over the internet. Accordingly, we will mail, on or about April 22, 2022, a Notice of Internet Availability of Proxy Materials to stockholders of record and beneficial owners as of the close of business on April 4, 2022, referred to as the Record Date. On the date of mailing of the Notice of Internet Availability of Proxy Materials, all stockholders will have the ability to access all of the proxy materials at *https://ir.netflix.net/financials/annual-reports-and-proxies/default.aspx.* Should you request it, we will make paper copies of these proxy materials available free of charge. To request a copy, please send your request to our Secretary at the address listed below.

Our principal executive offices are located at 100 Winchester Circle, Los Gatos, California 95032, and our telephone number is (408) 540-3700. Our internet website address is *www.netflix.com*. You may find our SEC filings, including our annual reports on Form 10-K, on our Investor Relations website at *https://ir.netflix.net/financials/sec-filings/default.aspx*.

Revocability of Proxies

You may change your vote at any time prior to the vote at the Annual Meeting. If you are a stockholder of record as of the Record Date, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary at the address above prior to your shares being voted, or by attending the Annual Meeting and voting via the internet. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. For shares you hold beneficially in the name of a broker, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting via the internet.

Voting and Solicitation

Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, there were 444,273,850 shares of common stock outstanding and entitled to vote. Each holder of record of shares of common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

You may vote via the internet by going to *www.proxyvote.com* and following the instructions on the screen. As explained in greater detail in the Notice of Internet Availability of Proxy Materials, to vote your shares, you may vote via the internet by visiting *www.proxyvote.com* and having available your 16-digit control number(s) contained on your Notice of Internet Availability of Proxy Materials. If you received your proxy materials by mail, you may vote by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided, or you may vote by phone by following the instructions on your proxy card. You may vote via the internet or by phone up until 8:59 p.m. Pacific Time on June 1, 2022. If you vote by mail, your proxy card must be received by June 1, 2022. If you are a stockholder of record on the Record Date, you can participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/NFLX2022* and vote your shares during the Annual Meeting.

Properly delivered proxies will be voted at the Annual Meeting in accordance with the specifications made. Where no specifications are given, such proxies will be voted "FOR" all nominees, "FOR" proposals Two through Six, and "AGAINST" proposals Seven and Eight. It is not expected that any matters other than those referred to in this Proxy Statement will be brought before the Annual Meeting. If, however, any matter not described in this Proxy Statement is properly presented for action at the Annual Meeting, the persons named as proxies in the enclosed form of proxy will have authority to vote according to their own discretion.

The required quorum for the transaction of business at the Annual Meeting is the presence via the internet or by proxy of holders of a majority of the stock issued and outstanding and entitled to vote at the Annual Meeting as of the Record Date. Shares that are voted "FOR," "AGAINST," "WITHHOLD" or "ABSTAIN," referred to as the Votes Cast, are treated as being present at the Annual Meeting for purposes of establishing a quorum. An abstention will have the same effect as a vote against proposals Two through Eight. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such non-votes will not be counted for purposes of determining the number of Votes Cast with respect to any proposal. Thus, a broker non-vote will not affect the outcome of the voting on proposals One through Eight. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner.

If you hold your shares through a broker, bank or other nominee ("street name") it is critical that you cast your vote if you want it to count in the election of directors (Proposal One of this Proxy Statement), any of the management proposals (Proposals Two, Three, Four and Five of this Proxy Statement), advisory approval of executive officer compensation (Proposal Six of this Proxy Statement), or any of the stockholder proposals (Proposals Seven and Eight of this Proxy Statement). Thus, if you hold your shares in "street name" and you do not instruct your bank or broker how to vote in the election of directors, no vote will be cast on your behalf on these proposals.

The cost of soliciting proxies will be borne by us. We may reimburse banks and brokers and other persons representing beneficial owners for their reasonable out-of-pocket costs. Our officers, directors and others may solicit proxies, personally or by telephone, facsimile or electronic mail, without additional compensation. If you vote using the internet or by phone, you may incur data or telephone usage charges from internet access providers or phone companies. We will not reimburse those costs.

Stockholder Proposals

Stockholder proposals that are intended to be presented at our 2023 annual meeting of stockholders in our proxy materials for such meeting must comply with the requirements of SEC Rule 14a-8 and must be received by our Secretary no later than December 23, 2022 in order to be included in our Proxy Statement and proxy materials relating to our 2023 annual meeting of stockholders.

Stockholder nominations for director that are intended to be presented at our 2023 annual meeting of stockholders in our proxy materials for such meeting must comply with our bylaws and must be received by our Secretary no earlier than November 23, 2022 and no later than December 23, 2022 in order to be considered for inclusion in our Proxy Statement and proxy materials relating to our 2023 annual meeting of stockholders. A stockholder proposal or a nomination for director or any other matter that will not be included in our Proxy Statement and proxy materials, but that a stockholder intends to present via the internet at the meeting, must generally be submitted to our Secretary no earlier than February 6, 2023, and no later than March 8, 2023. Such proposal or nomination must also comply with the requirements set forth in our bylaws. Proposals and nominations should be mailed to: Netflix, Inc., 100 Winchester Circle, Los Gatos, California 95032, Attention: Secretary. Our bylaws have been filed with the SEC and are available at *www.sec.gov*.

Netflix 2021 Year in Review

Business Highlights

We achieved several milestones in 2021: we had the biggest TV show of the year (*Squid Game*), our two biggest film releases of all time (*Red Notice* and *Don't Look Up*) and Netflix was the most Emmy-winning and most nominated TV network and the most Oscar-winning and nominated movie studio of 2021. In 2021, we had approximately 222 million paid memberships, and financial highlights for 2021 included achieving approximately $30 billion in annual revenue, representing 19% year-over-year growth, and over $6 billion in operating income, representing 35% year-over-year growth.

Executive Leadership

We have had a Co-Chief Executive Officer structure since 2020, when Ted Sarandos was named Co-Chief Executive Officer along with Reed Hastings. This change mostly formalized the prior working relationship between Ted and Reed, who have had a long history of collaboration on corporate strategy, planning and all aspects of company management. We believe the Co-CEO structure provides broad expertise and deep leadership at the highest level of the Company, and provides an efficient and effective leadership model to support our future growth.

In September 2021, we hired Sergio Ezama as our Chief Talent Officer to lead our talent organization. Mr. Ezama brings over 20 years of experience scaling global talent teams. His truly global perspective is critical as Netflix continues to build teams around the world to support the growth of our business and organization. In March 2022, Marian Lee became Netflix's Chief Marketing Officer. Ms. Lee previously served as Vice President of Marketing for Netflix in the United States and Canada ("UCAN") region. She has deep experience in entertainment having previously served as Spotify's Vice President, Global Co-Head of Music. Additionally, Ms. Lee worked at various companies, including J.Crew, Gilt, Conde Nast, and Vogue.

Board Composition

Ambassador Susan Rice resigned from the Board effective January 20, 2021. More information on each Board member can be found in the section titled, "Proposal 1: Our Board of Directors—Election of Directors—Who We Are."

Response to COVID-19

The COVID-19 pandemic continued to significantly impact the media and entertainment industry, including our business and operations. We were able to adapt our business operations to resume most of our productions, though certain of our productions continue to experience disruption, as do the productions of our third-party content suppliers. The Board and management team continue to actively monitor the situation and alter our business operations as may be required by federal, state, local or foreign authorities, or that we determine are in the best interests of our employees, customers, partners and shareholders. Our hope is that with increasing accessibility to vaccines in our major production locations that the worst of the pandemic is behind us.

Inclusion and Diversity

Our company culture remains an important aspect of our operations. As we have expanded our offices globally, we have also become mindful of cultural differences across and within regions. Fostering a work environment that is culturally diverse and inclusive is a major focus for us. Our Talent Organization, with the support of a dedicated team, works on building diversity and inclusion into all aspects of our operations globally. We want more people and cultures to see themselves reflected on screen—so it's important that our employee base is as diverse as the communities we serve.

We published our second annual Inclusion Report on our website that provides a snapshot of representation within the Company, how we plan to increase it, and how we cultivate a community of belonging and allyship. We also published our U.S. Employer Equal Opportunity data (EEO-1 data) reaching back to our 2014 filing.

We support a broad range of employee resource groups (ERGs), representing employees from many historically underrepresented and/or marginalized communities. Our ERGs are important in creating a more inclusive environment for all employees, allowing space to connect on shared experiences, and providing mentoring, career development and volunteering opportunities. Each ERG is supported by senior leaders across the Company.

Environment

In 2021, Netflix advanced its public corporate sustainability goals through a variety of initiatives. We (a) committed to short-term and long-term science-based emissions reduction targets for our operations and suppliers, (b) made good progress reducing energy use and decarbonizing our electrical supply, (c) piloted clean technology and transport on productions, and (d) invested in the protection of nature-based carbon sinks and removals. More details are available in our most recent ESG Report published in March 2022 on our Investor Relations website.

Transparency

We are committed to continued stockholder engagement and transparency and provide comprehensive information about our ESG initiatives and activities on our Investor Relations website. In response to input from our stockholders, we began publishing in 2020 an Environmental Social Governance report that covers our ESG performance for the prior year. We use the Sustainability Accounting Standards Board (SASB) reporting framework for the "Internet & Media Services" and "Media & Entertainment" industries. In 2022, in response to a stockholder proposal and interest from stockholders for more information about our political activities, we began publishing a report about our political contributions, which to date, have been limited. The ESG Reports, Inclusion Reports, EEO-1 data and other ESG information are available at *ir.netflix.net*.

OUR BOARD OF DIRECTORS:
Election of Directors

Directors Standing for Election

Four Class II directors, Timothy Haley, Leslie Kilgore, Strive Masiyiwa and Ann Mather, are to be elected at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Mr. Haley, Ms. Kilgore, Mr. Masiyiwa and Ms. Mather, each of whom is currently a director of the Company. If any of Mr. Haley, Ms. Kilgore, Mr. Masiyiwa and Ms. Mather is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for a substitute nominee designated by the Board to fill the vacancy. Each of Mr. Haley, Ms. Kilgore, Mr. Masiyiwa and Ms. Mather has agreed to serve as a director of the Company if elected. The term of the office of directors elected at this Annual Meeting will continue until the annual meeting of stockholders held in 2025 or until such director's successor has been duly elected or appointed and qualified, or until their earlier resignation or removal.

We are also presenting a proposal to declassify the Board (management proposal 2). If that proposal receives sufficient stockholder support, starting in 2023, directors will stand for one-year terms, with the full Board standing for annual election starting in 2025.

Nominee	Age	Principal Occupation
Timothy Haley	67	Managing Director, Redpoint Ventures
Leslie Kilgore	56	Former Chief Marketing Officer of Netflix, Inc.
Strive Masiyiwa	61	Chairman and founder of Econet Global
Ann Mather	62	Former Chief Financial Officer of Pixar

Each nominee has extensive business experience, education and personal skills that qualifies him or her to serve as an effective Board member. The specific experience, qualifications and skills of Mr. Haley, Ms. Kilgore, Mr. Masiyiwa and Ms. Mather are set forth below. The Nominating and Governance Committee evaluates potential candidates for service on the Board. Mr. Masiyiwa was recommended by executive officers of the Company.

Required Vote
The four nominees receiving the highest number of affirmative Votes Cast will each be elected as Class II directors.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**FOR**" the nominees listed above.

Who We Are

Board Overview

Our Board is composed of 12 highly experienced, talented, and qualified directors with experience as board members and executives at some of the world's most successful companies. We believe that the Board is well situated to navigate the changing competitive terrain that Netflix operates within. The Board has led Netflix through its evolution from a US DVD-by-mail company to a global streaming company to one of the leading entertainment companies in the world, while effectively managing risk and overseeing management performance.

4 directors
less than 5 years

6 directors
10+ years

2 directors
5-10 years

3
women

9
men

BOARD TENURE
Board balances fresh thinking, new perspectives, and emerging skill needs with institutional knowledge and stability

GENDER DIVERSITY
A quarter of directors are women.

Innovation
Knowledge of how to anticipate consumer and technological trends

Content
Experience with the entertainment and media industry

International
Expertise in global business cultures and consumer preferences

STRATEGY ALIGNMENT
Our Board has the experience and expertise that aligns with these important facets of our long-term strategy

Our Directors

Directors standing for election:



DIRECTOR SINCE: 1998
AGE: 67
COMMITTEES:
COMPENSATION (CHAIR)
CLASS: II

Timothy Haley · INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
As a venture capital investor, Mr. Haley brings strategic and financial experience to the Board. He has evaluated, invested in and served as a board member on numerous companies. His executive recruiting background also provides the Board with insight into talent selection and management.

Also...
Mr. Haley was President of Haley Associates, an executive recruiting firm serving the high technology industry from 1986 -1998, and serves on the boards of several private companies. Mr. Haley holds a B.A. from Santa Clara University.

Career Snapshot:
• Managing Director, Redpoint Ventures, a venture capital firm (since 1999)
• Managing Director, Institutional Venture Partners, a venture capital firm (since 1998)

Other Public Company Boards
• 2U, Inc.
• ThredUp, Inc.
• Zuora, Inc.



DIRECTOR SINCE: 2012
(INDEPENDENT SINCE
2015)
AGE: 56
COMMITTEES: AUDIT
CLASS: II

Leslie Kilgore · INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
Ms. Kilgore's experience as a marketing executive with internet retailers and consumer product companies provides a unique business perspective and her numerous managerial positions provide strategic and operational experience to the Board.

Also...
As our former Chief Marketing Officer, Ms. Kilgore deeply understands the Netflix business and is able to bring years of marketing experience to the Board. She holds an M.B.A. from the Stanford University Graduate School of Business and a B.S. from The Wharton School of Business at the University of Pennsylvania. She previously served on the boards of LinkedIn Corp. and Medallia, Inc. (2015-2021), and she currently serves on the boards of several other companies.

Career Snapshot:
• Chief Marketing Officer of Netflix (2000-2012)
• Director of Marketing at Amazon (1999-2000)
• Brand manager at The Procter & Gamble Company (1992-1999)

Other Public Company Boards
• Pinterest, Inc.
• Nextdoor Holdings, Inc.



DIRECTOR SINCE: 2020
AGE: 61
COMMITTEES:
NOMINATING AND
GOVERNANCE[1]
CLASS: II

Strive Masiyiwa   INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
As the Chairman and founder of Econet Global, a telecommunications and technology group with operations and investments in 29 countries in Africa and Europe, Mr. Masiyiwa provides a unique international perspective to the Board. In addition, his experience in building businesses across Africa and the world provides the Company with valuable insight as it expands globally.

Also...
Mr. Masiyiwa serves on several international boards including Unilever Plc, National Geographic Society, Asia Society, and the Global Advisory boards of Bank of America, the Council on Foreign Relations (in the US), Stanford University, and the Prince of Wales Trust for Africa, and is a longstanding board member of the United States Holocaust Museum's Committee on Conscience. A former board member of the Rockefeller Foundation for 15 years, he is Chairman Emeritus of the Alliance for a Green Revolution in Africa (AGRA) and African Union Special Envoy to the continent's COVID response. He received a BSc in Electrical and Electronic Engineering from the University of Wales. Mr. Masiyiwa has received honorary doctorates from Morehouse College, Yale University, Nelson Mandela University and Cardiff University.

Career Snapshot:
• Founder and Executive Chairman of Econet Global (1993–Present)

Other Public Company Boards
• Unilever Plc



DIRECTOR SINCE: 2010
AGE: 62
COMMITTEES: AUDIT
(CHAIR, FINANCIAL
EXPERT)
CLASS: II

Ann Mather   INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
Ms. Mather's experience as an executive with several major media companies provides a unique business perspective. As a former CFO and senior finance executive at major corporations, she brings more than 20 years of financial and accounting expertise to the Board. Additionally, Ms. Mather's numerous managerial positions and service on public company boards provides strategic, operational and corporate governance experience.

Also...
Ms. Mather previously served on the board of Shutterfly, Inc., a photography and image-sharing company (2013-2019), Glu Mobile Inc., a publisher of mobile games (2005-2021) and Airbnb, Inc., a vacation rental online marketplace company (2018-2021). She has also been an independent trustee to the board of trustees of Dodge & Cox Funds, a mutual fund, since May 2011. She received her M.A. from Cambridge University, and is an Honorary Fellow of Sidney Sussex College Cambridge.

Career Snapshot:
• Executive Vice President and CFO of Pixar (1999-2004)
• Executive Vice President and CFO of Village Roadshow Pictures (1999)
• Various executive positions at The Walt Disney Company (1993-1999)

Other Public Company Boards
• Alphabet Inc.
• Arista Networks, Inc. (Ms. Mather has announced that she will not stand for re-election and intends to resign from the board of directors of Arista Networks effective as of its 2022 annual meeting.)
• Blend Labs, Inc.
• Bumble Inc.

---

[1]   Mr. Masiyiwa was appointed to the Nominating and Governance Committee in March 2022.

Directors not standing for election:



DIRECTOR SINCE: 2002
AGE: 54
COMMITTEES: AUDIT
CLASS: I (EXPIRES 2024)

Richard Barton INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
Having founded successful internet-based companies (including Zillow, Expedia and GlassDoor), Mr. Barton provides strategic and technical insight to the Board. In addition, Mr. Barton brings experience with respect to marketing products to consumers through the internet.

Also...
Mr. Barton was a venture partner at Benchmark, a venture capital firm that has been an early-stage investor in companies like Twitter, Instagram, Uber and Zillow, from 2005 until 2018. He has served on many public company boards, including Altimeter Growth Corp. from 2020-2021 and Altimeter Growth Corp. 2 from 2021-2022. Mr. Barton holds a B.S. in general engineering: industrial economics from Stanford University.

Career Snapshot:
• Co-founder and Chief Executive of Zillow-Group (2005-2011 and 2019-present)
• Co-founder and Chairman of GlassDoor (2007-2018)
• Founder and Chief Executive Officer of Expedia (1996-2003)

Other Public Company Boards
• Qurate Retail, Inc. (formerly Liberty Interactive Corporation)
• Zillow Group, Inc.



DIRECTOR SINCE: 2018
AGE: 52
COMMITTEES:
COMPENSATION
CLASS: I (EXPIRES 2024)

Rodolphe Belmer INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
As a media executive located in France, Mr. Belmer brings a unique international perspective to the Board. In addition, his media experience and business acumen provide the Board with valuable insight as it expands its global operations.

Also...
Mr. Belmer began his career in the marketing department of Procter & Gamble France before joining McKinsey in 1998. He is a graduate of France's HEC business school.

Career Snapshot:
• CEO and director of Atos SE, global leader in digital transformation (since 2022)
• CEO and director of Eutelsat, the leading satellite operator in Europe, the Middle East and Africa (2016-2021)
• CEO of Canal + Group (2012-2015); various additional roles since joining in 2001

Other Public Company Boards
• None



DIRECTOR SINCE: 2018
AGE: 59
COMMITTEES:
COMPENSATION
CLASS: III (EXPIRES 2023)

Mathias Döpfner

INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
As a media executive located in Germany, Mr. Döpfner brings international perspective, media experience and business acumen to the Board.

Also...
Mr. Döpfner has extensive experience in media and digital transformation and a strong track record of increasing revenues related to digital activities. He previously served on the boards of Vodafone Group plc (2015-2018) and Time Warner Inc. (2006-2018). Additionally, his relationships and honorary offices at entities including the American Academy, the American Jewish Committee and the European Publishers Council among many others provide him with relevant insight and perspective in international media. He studied Musicology, German and Theatrical Arts in Frankfurt and Boston.

Career Snapshot:
- Chairman and CEO, Axel Springer SE, Europe's leading digital publishing house (since 2002)
- His former roles at Axel Springer SE include editor-in-chief of Die Welt (1998-2000) and as a member of the Management Board (starting in 2000)
- Visiting Professor in media at University of Cambridge, St. John's College (2010)

Other Public Company Boards
- Warner Music Group Corp.



DIRECTOR AND CHAIRPERSON SINCE: 1997
AGE: 61
COMMITTEES: NONE
CLASS: III (EXPIRES 2023)

Reed Hastings

CO-CHIEF EXECUTIVE OFFICER AND PRESIDENT OF THE COMPANY, AND CHAIRPERSON OF THE BOARD

Why this director is valuable to Netflix
Mr. Hastings, as co-founder and Co-Chief Executive Officer, deeply understands the technology and business of Netflix and brings strategic and operational insight to the Board. He is also a software engineer, holds an MSCS in Artificial Intelligence from Stanford University, and has unique management and industry insights.

Also...
Mr. Hastings is an active educational philanthropist: he served on the California State Board of education from 2000 to 2004, and after receiving his B.A. from Bowdoin College in 1983 served in the Peace Corps as a high school math teacher in Swaziland. Mr. Hastings previously served on the board of Facebook, Inc. from 2011-2019.

Career Snapshot:
- Founder, Co-Chief Executive Officer, President and Chairperson of Netflix (since 1997)
- Founder, Pure Software (1991) through IPO (1995) and ultimate sale to Rational Software

Other Public Company Boards
- None



DIRECTOR SINCE: 1999
AGE: 63
COMMITTEES:
NOMINATING AND
GOVERNANCE (CHAIR)
CLASS: III (EXPIRES 2023)

Jay C. Hoag — LEAD INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
As a venture capital investor, Mr. Hoag brings strategic insights and financial experience to the Board. He has evaluated, invested in and served as a board member on numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience in helping companies shape and implement strategy provide the Board with unique perspectives on matters such as risk management, corporate governance, talent selection and management.

Also...
Mr. Hoag has been a technology investor and venture capitalist for more than 39 years, involved in numerous technology investments including Altiris (acquired by Symantec), CNET, Expedia, Facebook, Fandango (acquired by Comcast), Intuit, Sybase, Ascend Communications (acquired by Lucent Technologies), Airbnb, Peloton, and Zillow.
Mr. Hoag is on the Investment Advisory Committee at the University of Michigan, the Board of Trustees of Northwestern University, and the Board of Trust at Vanderbilt University. Previously, Mr. Hoag served on the board of directors of a number of other public and private companies, including TechTarget, Inc. from 2004-2016, Electronic Arts from 2011-2021, and Prodege from 2014-2021. Mr. Hoag holds an M.B.A. from the University of Michigan and a B.A. from Northwestern University.

Career Snapshot:
• Founding General Partner of TCV (Technology Crossover Ventures), a venture capital firm (since 1995)

Other Public Company Boards
• Peloton Interactive, Inc.
• TCV Acquisition Corp.
• TripAdvisor, Inc.
• Zillow Group, Inc.



DIRECTOR SINCE: 2020
AGE: 57
COMMITTEES: NONE
CLASS: III (EXPIRES 2023)

Ted Sarandos

CO-CHIEF EXECUTIVE OFFICER AND CHIEF CONTENT OFFICER OF THE COMPANY

Why this director is valuable to Netflix
Mr. Sarandos, as Co-Chief Executive Officer and Chief Content Officer, is integral to developing corporate strategy and oversees the teams responsible for the acquisition, creation and promotion of all Netflix content including original series from around the world. His in-depth knowledge about Netflix and experience in the entertainment industry provide a unique business perspective to the Board.

Also...
Mr. Sarandos has been responsible for all content operations since 2000, and led the Company's transition into original content production that began in 2013 with the launch of series such as *House of Cards, Arrested Development* and *Orange is the New Black*. With more than 20 years' experience in home entertainment, he is recognized in the industry as an innovator in film acquisition and distribution and was named one of Time Magazine's 100 Most Influential People of 2013. He is a Henry Crown Fellow at the Aspen Institute and serves on the board of Exploring The Arts, a nonprofit focused on arts in schools. Mr. Sarandos also serves on the Film Advisory Board for the Tribeca and Los Angeles Film Festivals, is an American Cinematheque board member, an Executive Committee Member of the Academy of Television Arts & Sciences and is a trustee of the American Film Institute.

Career Snapshot:
- Co-Chief Executive Officer (since July 2020) and Chief Content Officer of Netflix (since 2000)
- Executive at video distributor ETD and Video City/West Coast video, a video rental retail chain
- Producer/Executive Producer for award-winning and critically acclaimed documentaries and independent films including the Emmy-nominated Outrage and Tony Bennett: The Music Never Ends.

Other Public Company Boards
- Spotify Technology S.A.



DIRECTOR SINCE: 2015
AGE: 63
COMMITTEES:
NOMINATING AND GOVERNANCE
CLASS: I (EXPIRES 2024)

Brad Smith

INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
With a leading role at Microsoft, Mr. Smith brings broad business and international experience on a variety of issues, including government affairs and public policy to the Board. Mr. Smith also brings experience playing a key role in representing Microsoft externally and in leading Microsoft's work on a number of critical issues, including privacy, security, accessibility, environmental sustainability and digital inclusion, among others, which provides additional expertise to the Board.

Also...
Mr. Smith has led a push for diversity within Microsoft's legal division, advocating for increasing employment of diverse employees at the company and associated law firms. Mr. Smith holds a B.A. in international relations and economics from Princeton, a J.D. from Columbia University School of Law and also studied international law and economics at the Graduate Institute of International Studies in Geneva.

Career Snapshot:
- President and Vice Chair of Microsoft (since 2021); he originally joined Microsoft in 1993
- Associate and then Partner, Covington & Burling (1986-1993)

Other Public Company Boards
- None



DIRECTOR SINCE: 2015
AGE: 64
COMMITTEES:
COMPENSATION
CLASS: I (EXPIRES 2024)

Anne Sweeney   INDEPENDENT DIRECTOR

Why this director is valuable to Netflix
Ms. Sweeney has held various senior positions with large entertainment companies, which provided her with broad strategic and operational experience. Her experience in the entertainment industry provides a unique business perspective to the Board as Netflix builds its global internet TV network.

Also...
Ms. Sweeney's entertainment experience spans more than three decades, including her oversight of Disney's cable, broadcast and satellite properties globally for 18 years. During that time, she was charged with launching and running over 118 Disney Channels in 164 countries in 34 languages, and had oversight over various ABC properties including ABC Television Network, ABC Studios and the Disney ABC Cable Networks Group. Prior to Disney, she was CEO of FX Networks, Inc. from 1993 to 1996 and spent more than 12 years at Viacom's Nickelodeon Network. She holds an Ed. M. From Harvard University and a B.A. from the College of New Rochelle.

Career Snapshot:
• Co-chair of Disney Media Networks and President of Disney/ABC Television Group (1996-2015)
• Chairman and CEO of FX Networks, part of the Fox Entertainment Group/21st Century Fox (1993-1996)

Other Public Company Boards
• None

Board Skills and Experience

Our Board believes that having a diverse mix of directors with complementary skills, experience, and expertise is important to meeting its oversight responsibility. That diversity, combined with transparent and broad access to information and exposure to management beyond the executive officers, allows the Board to exercise effective management oversight and to ensure the care of our shareholders' interests. Below are a number of skills that our Board members bring to Netflix. If an individual is not listed under a particular attribute, it does not signify a director's lack of ability to contribute in such area.

Leadership

Experience leading an enterprise scale organization, resulting in a practical understanding of organizational behavior, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.

Richard Barton	Leslie Kilgore
Rodolphe Belmer	Strive Masiyiwa
Mathias Döpfner	Ann Mather
Timothy Haley	Ted Sarandos
Reed Hastings	Brad Smith
Jay Hoag	Anne Sweeney

Strategy

Experience and expertise in identifying and developing opportunities for long-term value creation, including experience in driving innovation, opening markets, improving operations, identifying risks, and executing successfully.

Richard Barton	Leslie Kilgore
Rodolphe Belmer	Strive Masiyiwa
Mathias Döpfner	Ann Mather
Timothy Haley	Ted Sarandos
Reed Hastings	Brad Smith
Jay Hoag	Anne Sweeney

Finance & Accounting

Management or oversight of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.

Richard Barton	Jay Hoag
Rodolphe Belmer	Leslie Kilgore
Mathias Döpfner	Ann Mather
Timothy Haley	Anne Sweeney
Reed Hastings	

Entertainment & Media

Experience and expertise with the entertainment and media industry, resulting in a deep understanding of consumer expectations and innovations in content and delivery.

Richard Barton	Leslie Kilgore
Rodolphe Belmer	Ann Mather
Mathias Döpfner	Ted Sarandos
Reed Hastings	Anne Sweeney

Demographic Diversity

Representation of gender, ethnic, race, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our members, partners, employees, governments, and other stakeholders worldwide.

Rodolphe Belmer	Strive Masiyiwa
Mathias Döpfner	Ann Mather
Leslie Kilgore	Anne Sweeney

Global Business & Government Relations

Expertise in global business cultures, consumer preferences, and government relations gained through local experience in international markets or senior positions overseeing public policy.

Rodolphe Belmer	Ann Mather
Mathias Döpfner	Brad Smith
Strive Masiyiwa	

Technology

Experience and expertise in technology-related business or technology functions, resulting in knowledge of how to anticipate technological trends, understand and manage technology related risks, generate disruptive innovation, and extend or create new business models.

Richard Barton	Strive Masiyiwa
Reed Hastings	Brad Smith
Jay Hoag	

Marketing

Experience and expertise developing strategies to grow market share, package and position product offerings, build brand awareness and equity, and enhance enterprise reputation.

Richard Barton	Leslie Kilgore
Rodolphe Belmer	Ted Sarandos

Human Capital Management

Experience and expertise related to human resource issues such as attracting and retaining talent, succession planning, engagement of employees, and the development and evolution of culture, including the alignment of culture and long-term strategy.

Timothy Haley	Ted Sarandos
Reed Hastings	

DIRECTOR INDEPENDENCE

The Board has determined that each of Messrs. Barton, Belmer, Döpfner, Haley, Hoag, Masiyiwa and Smith, and Mses. Kilgore, Mather, and Sweeney are independent under the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market; therefore, every member of the Audit Committee, Compensation Committee and Nominating and Governance Committee is an independent director in accordance with those standards. In addition, the Board determined that Ambassador Rice was independent during the time she served on the Board.

How We are Selected, Elected and Evaluated

Consideration of Director Nominees

Director Qualifications

In discharging its responsibilities to nominate candidates for election to the Board, the Nominating and Governance Committee has not specified any minimum qualifications for serving on the Board. However, the Nominating and Governance Committee endeavors to evaluate, propose and approve candidates with business experience, diversity, as well as personal skills and knowledge with respect to technology, finance, marketing, financial reporting and any other areas that may be expected to contribute to an effective Board. With respect to diversity, the committee may consider such factors as diversity in viewpoint, professional experience, education, international experience, skills and other individual qualifications and attributes that contribute to board heterogeneity, including characteristics such as gender, race, and national origin.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. Candidates may come to the attention of the Nominating and Governance Committee through management, current Board members, stockholders or other persons. These candidates are evaluated at meetings of the Nominating and Governance Committee as necessary and discussed by the members of the Nominating and Governance Committee from time to time. Candidates may be considered at any point during the year.

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder.

Stockholder Nominees

The Nominating and Governance Committee considers properly submitted stockholder nominations for candidates for membership on the Board as described above under "Identifying and Evaluating Nominees for Directors." Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for Board membership. In addition, they should be submitted within the time frame as specified under "Stockholder Proposals" above and mailed to: Netflix, Inc., 100 Winchester Circle, Los Gatos, California 95032, Attention: Secretary.

Our bylaws provide a proxy access right for stockholders, pursuant to which a stockholder, or a group of up to 20 stockholders, owning at least three percent of outstanding shares of our common stock continuously for at least three years, may nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of (a) two directors or (b) twenty percent of the Board, subject to certain limitations and provided that the stockholders and nominees satisfy the requirements specified in our bylaws.

Our Board Evaluation Process

Each year, our Board conducts a self-evaluation process to help assure and enhance its performance. This process is overseen by the Nominating and Governance Committee, and involves interviews of each director by our Chief Legal Officer. Feedback is sought primarily in the following areas: (a) the Board's effectiveness, structure, culture and composition, (b) the quality of and access to information shared with the Board about our business and (c) performance of the directors and quality of Board discussions.

How We Govern and are Governed

Our Approach to Corporate Governance

Corporate Governance Philosophy

Netflix operates in a highly competitive industry and has been in a state of constant innovation since inception. We have redefined how people watch video entertainment—first through DVD-by-mail, then streaming video, and now as one of the world's leading entertainment services with approximately 222 million memberships in 190 countries. We compete with a broad set of activities for consumers' leisure time including linear TV, video games, and social media to name just a few - and that competition has only increased as this dynamic market continues to evolve and entertainment companies all around the world develop their own streaming offering.

Our corporate governance structure is built against this backdrop. Governance, in this context, means finding the right balance of rights and responsibilities among shareholders, the Board, and management, and ensuring that there are appropriate checks and balances in place. With the rapid evolution of technology and the changing media landscape, we are continually adjusting our service to meet the dynamic needs and desires of our consumers. Our governance structure is built to help us to do that.

Our current governance structure, while unconventional, has served our shareholders extraordinarily well with a sustained period of substantial growth. We have, however, clearly proven our business model: streaming is now an established business, we're self-funding and expect sustained positive free cash flow, and we've substantially scaled our revenues, operating profit and margin. Additionally, we have paid attention to our shareholders and increased our accountability to them by adopting provisions such as proxy access, and have continued to consider perspectives from our shareholders to inform our ongoing evaluation of our structure. As part of the regular governance review, the Netflix Board has decided to evolve to a more standard large-cap governance structure. We are presenting a proposal to declassify the Board and, if approved, will elect directors to one-year terms starting in 2023 with the entire Board standing for annual elections in 2025 and beyond. We are also presenting proposals to remove supermajority voting provisions in our Restated Certificate of Incorporation (our "Charter") and provide shareholders with the ability to call special meetings. This proxy contains management proposals to effectuate these matters. We will also change the voting standard for our directors in uncontested elections, to be effective after our 2022 Annual Meeting.

We are seeking to implement these changes in a timely fashion, yet in a manner that also allows a smooth transition to the new governance structure. In this regard, our directors will be elected for a three-year term this year, but assuming passage of the declassification proposal, elections beginning in 2023 will be for a one-year term. The supermajority standard will also be eliminated for subsequent elections should the proposal succeed. With respect to a shareholder right to call a special meeting, we seek to balance shareholder rights while recognizing that special meetings of shareholders can be potentially disruptive to long-term shareholders' interests and to business operations, can be misused and can cause us to incur substantial expenses. Accordingly, we are proposing a 20% "net-long" threshold for calling special meetings of shareholders, coupled with a 1-year holding period, to help to balance these considerations, ensuring that special meetings can be called by shareholders with a significant and durationally meaningful interest in the Company but are less likely to be disruptive to the Company and its operations and be more likely to address matters that merit the unusual step of convening a meeting in advance of the regularly scheduled annual meeting process. We note that the 20% threshold is common: of the approximately 64% of S&P 500 companies that allow shareholders to call special meetings, more than two-thirds have set the threshold at 20% or higher. (*FactSet financial data and analytics*)

Following our 2022 Annual Meeting, the Board will amend our bylaws to provide that directors shall be elected by a majority of the votes cast in an uncontested election. The plurality vote standard will remain for contested elections. We will also adopt a market standard director resignation policy, which will permit the Board to accept or reject such resignation after taking into account any factors or information it believes are appropriate and relevant.

We believe that the above approach will allow us to successfully transition to a more standard governance structure in a manner that benefits all Netflix shareholders.

Stockholder Engagement and 2021 Stockholder Proposals

We are dedicated to engaging with our stockholders to solicit their views on a wide variety of issues, including corporate governance, environmental and social matters, executive compensation and other matters. Over the past several years, in response to stockholder feedback, and as part of our ongoing evaluation of best practices, the Board has incorporated enhancements to our disclosures and corporate governance practices as set forth below.

- 2022:
  - January
    - Announced intention to make governance changes, including removal of supermajority provisions, providing stockholders the ability to call special meetings, declassification of the Board and changing the voting standard for our directors in uncontested elections
    - Began publishing on our Investor Relations website disclosure regarding our political activities, including our political contributions, which to date have been limited
- 2021:
  - January
    - Published our first Inclusion Report
    - Published our EEO-1 reports
- 2020:
  - March
    - Published our first Environmental Social Governance ("ESG") Report using the Sustainability Accounting Standards Board (SASB) reporting framework for the "Internet & Media Services" and "Media & Entertainment" industries, which is published annually
    - Updated our insider trading policy to prohibit certain hedging and pledging transactions
  - April
    - Significantly enhanced readability and presentation of our proxy statement, including proxy disclosures of director qualifications and skills
- 2019:
  - March
    - Implemented proxy access bylaws

At our 2021 annual meeting, stockholders presented three proposals for vote. One proposal requested additional disclosure around political spending and received majority support from stockholders. The second proposal requested that we lower the two-thirds supermajority requirement for amending our Charter and bylaws to a simple majority. This proposal received majority support from stockholders. The third proposal sought inclusion of CEO pay ratio and other factors in our executive compensation philosophy and received less than 4% support from stockholders. After last year's annual meeting and engagement with stockholders, we began disclosing our political activities, including a summary of our political contributions, on our Investor Relations website and are bringing a management proposal at this year's Annual Meeting to eliminate the supermajority provisions in our Charter.

In 2021, we continued our engagement with shareholders to solicit feedback on a broad range of topics, including these stockholder proposals. We held a virtual ESG Investor Day in November 2021, with participation from a number of our shareholders, members of the Board and participants from our management team including our co-CEOs, and those responsible for sustainability, diversity and inclusion, finance, content, communications and public policy. Our conversations with shareholders during those sessions included governance structure, financial and business strategy, content issues,

Netflix's current actions and goals around decarbonizing our operations while spurring change among our supply chain, and our ongoing focus on diversity, equity and inclusion – for employees and others making content, both on and off screen. Q&A from participants also touched on the role of the Board in ESG, appropriate risk assessment, how the Board considers compensation in the context of competition for talent and considerations of various types of equity awards. Reed Hastings and Ted Sarandos also provided perspectives on business strategy and state of the business, and their functioning as co-CEOs. Shareholders were able to submit questions in advance as well as posing them in real time, and this dialogue was transparent to all of those in attendance. We heard feedback similar to that in prior years, that while some shareholders understood the rationale for our current governance structure, many indicated they strongly supported a change to a more standard model. Shareholders were generally positive on the increase in transparency around diversity, equity and inclusion issues as well as our increasing environmental initiatives and our focus on employee well-being. The feedback on our compensation program was limited, and while we did not hear thematic concerns about our compensation program, during the director session one shareholder questioned whether the compensation committee had considered moving from options to a direct grant of shares (whether RSUs or some other form of share grant).

The Board considered this feedback in its ongoing consideration of our governance structure, as well as that of past engagements and the results of prior shareholder votes. As the Board considered the current state of the business, including our proven business model and the acceptance of streaming as an established business, directors determined that moving to a governance structure more in line with established companies was appropriate, and has made and proposed changes that shareholders have indicated that they prefer, including elimination of supermajority, the right to call a special meeting, annual elections of directors and a majority voting standard for uncontested director elections.

The Role of the Board in Risk Oversight

The Board's role in our risk oversight process includes reviewing and discussing with members of management areas of material risk to the Company, including strategic, operational, financial and legal risks. The Board as a whole primarily deals with matters related to strategic and operational risk and oversees the Company's ESG efforts. Each of the committees oversee various ESG matters, depending on the specific issues, with the Nominating and Governance Committee serving as the primary committee responsible for ESG matters. The Nominating and Governance Committee also manages risks associated with Board independence and corporate governance. The Audit Committee deals with matters of financial and legal risk, including cybersecurity risk. The Compensation Committee addresses risks related to compensation and other human capital management issues, such as diversity and inclusion efforts. Committees report to the full Board regarding their respective considerations and actions.

How We are Organized

Board Meetings and Committees

The Board held four meetings during 2021. Each Board member attended at least 75% of the aggregate of the total number of Board meetings and meetings of the Board committees.

As of the date of this Proxy Statement, the Board has three standing committees: (1) the Compensation Committee; (2) the Audit Committee; and (3) the Nominating and Governance Committee.

Compensation Committee

In 2021, the Compensation Committee of the Board consisted of four non-employee directors: Messrs. Belmer, Döpfner, and Haley (Chair), and Ms. Sweeney. Each member of the Compensation Committee is independent in compliance with the rules of the SEC and the listing standards of the NASDAQ Stock Market as they pertain to Compensation Committee members. Each of the Compensation Committee members is also a non-employee director under Rule 16b-3 of the Exchange Act and an outside director under section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee reviews and approves all forms of compensation to be provided to our executive officers and directors. For a description of the role of the executive officers in recommending compensation and the role of any compensation consultants, please see the section entitled "Compensation Discussion and Analysis" below. The Compensation Committee held three meetings in 2021. Each member attended all the Compensation Committee meetings held in 2021, other than Ms. Sweeney who did not attend one meeting.

The Report of the Compensation Committee is included in this Proxy Statement. In addition, the Board has adopted a written charter for the Compensation Committee, which is available on our Investor Relations website at *https://ir.netflix.net/ governance/governance-docs/default.aspx*.

Audit Committee

The Audit Committee of the Board consists of three non-employee directors: Mr. Barton, and Mses. Kilgore and Mather (Chair), each of whom is independent in compliance with the rules of the SEC and the listing standards of the NASDAQ Stock Market as they pertain to audit committee members. The Board has determined that Ms. Mather is an audit committee financial expert as defined by Item 407(d)(5)(ii) of Regulation S-K of the Securities Act of 1933, as amended.

The Audit Committee engages the Company's independent registered public accounting firm, reviews the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent registered public accounting firm prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's internal accounting controls and financial affairs. The Audit Committee met seven times in 2021. Each member attended all of the Audit Committee meetings held in 2021.

The Report of the Audit Committee is included in this Proxy Statement. In addition, the Board has adopted a written charter for the Audit Committee, which is available on our Investor Relations website at *https://ir.netflix.net/governance/governance-docs/default.aspx*.

Nominating and Governance Committee

In 2021, the Nominating and Governance Committee of the Board consisted of two non-employee directors, Messrs. Hoag (Chair) and Smith. Ambassador Rice served on the Nominating and Governance Committee through her resignation date, January 20, 2021. Mr. Masiyiwa was appointed to the Nominating and Governance Committee in March 2022. Each director serving on the Nominating and Governance Committee is independent under the listing standards of the NASDAQ Stock Market. The Nominating and Governance Committee reviews and approves candidates for election and to fill vacancies on the Board, including re-nominations of members whose terms are due to expire, and reviews and provides guidance to the Board on corporate governance matters. The Nominating and Governance Committee met two times in 2021. Each member attended all the Nominating and Governance Committee meetings held in 2021.

The Board has adopted a written charter for the Nominating and Governance Committee, which is available on our investor relations website at *https://ir.netflix.net/governance/governance-docs/default.aspx.*

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or Compensation Committee. No member of our Board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

In 2021, the Compensation Committee consisted of Messrs. Belmer, Döpfner, and Haley, and Ms. Sweeney, none of whom is currently or was formerly an officer or employee of the Company. None of Messrs. Belmer, Döpfner, or Haley, or Ms. Sweeney had a relationship with the Company that required disclosure under Item 404 of Regulation S-K. In addition to Messrs. Belmer, Döpfner, and Haley, and Ms. Sweeney, our Co-Chief Executive Officers and Chief Talent Officer participated in the executive compensation process for the year ended December 31, 2021 as described below in the section entitled "Compensation Discussion and Analysis."

Policy Regarding Director Attendance at the Annual Meeting

Our policy regarding directors' attendance at the annual meetings of stockholders and their attendance record at last year's annual meeting of stockholders can be found on our Investor Relations website at *https://ir.netflix.net/governance/governance-docs/default.aspx.*

The Board's Leadership Structure

The Board combines the role of Chairperson and Chief Executive. While the Board reassesses maintaining the combined role from time to time, the Board believes that Mr. Hastings, a Co-Chief Executive Officer, is best situated to serve as Chairperson because he is the director most familiar with our business and industry and is therefore best able to identify the strategic priorities to be discussed by the Board. The Board also believes that combining the role of Chairperson and Co-Chief Executive Officer facilitates information flow between management and the Board and fosters strategic development and execution. The Board has appointed Jay Hoag as its lead independent director. As lead independent director, Mr. Hoag's responsibilities include:

- coordinating the activities of the independent directors, and authorization to call meetings of the independent directors;

- coordinating with the Co-Chief Executive Officers and corporate secretary to set the agenda for Board meetings, soliciting and taking into account suggestions from other members of the Board;

- chairing executive sessions of the independent directors;

- providing feedback and perspective to the Co-Chief Executive Officers about discussions among the independent directors;

- helping facilitate communication among the Co-Chief Executive Officers and the independent directors;

- presiding at Board meetings where the Chair is not present; and

- performing other duties assigned from time to time by the Board.

In addition, the Board maintains effective independent oversight through a number of governance practices, including, open and direct communication with management, input on meeting agendas, annual performance evaluations and regular executive sessions.

How to Communicate with Us

Communications with the Board

We provide a process for stockholders to send communications to the Board through the email address board@netflix.com. Information regarding stockholder communications with the Board can be found on the Company's Investor Relations website at *https://ir.netflix.net/governance/governance-docs/default.aspx*.

How We are Paid

Our directors do not receive cash for services they provide as directors or members of Board committees but may be reimbursed for their reasonable expenses for attending Board and Board committee meetings. Each non-employee director receives stock options pursuant to the Director Equity Compensation Plan. The Director Equity Compensation Plan provides for a monthly grant of stock options to each non-employee director of the Company in consideration for services provided to us and subject to the terms and conditions of our equity compensation plans.

We believe that for our Company, compensating directors only with options is appropriate and creates the right incentives and long-term value alignment with stockholders. Without long-term value creation, directors are not compensated as the intrinsic value of options on dates of grant is zero.

The actual number of options granted each month to each of our directors is determined by the following formula: $25,000 / ([fair market value on the date of grant] x 0.40). Each monthly grant is made on the first trading day of the month, is fully vested upon grant and is exercisable at a strike price equal to the fair market value on the date of grant. The table below sets forth information concerning the compensation of our non-employee directors during 2021.

Compensia annually advises the Board on our Board compensation program for the upcoming year, based on a comparison against our peer group's board compensation programs and other compensation-related developments. We have not made any changes to the compensation program for our Board since 2016.

The following table summarizes the compensation paid to all Board members for the year ended December 31, 2021, other than Reed Hastings and Ted Sarandos whose compensation is reflected in the Summary Compensation Table:

Name	Option Awards ($)[1]	Total ($)
Richard N. Barton	350,675	350,675[3]
Rodolphe Belmer	350,437	350,437[4]
Mathias Döpfner	350,415	350,415[5]
Timothy M. Haley	350,675	350,675[6]
Jay C. Hoag	350,675	350,675[7]
Leslie Kilgore	350,675	350,675[8]
Strive Masiyiwa	350,415	350,415[9]
Ann Mather	350,675	350,675[10]
Susan E. Rice[2]	31,285	31,285[11]
Bradford L. Smith	350,675	350,675[12]
Anne M. Sweeney	350,675	350,675[13]

(1) Option awards reflect the monthly grant of stock options to each non-employee director on the dates and at the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 as shown below. Only options to purchase whole shares are granted with any remaining amount of the grant value carried over to the next monthly grant. The differences in option award values for each of Messrs. Belmer, Döpfner and Masiyiwa and Ambassador Rice reflect the different carryover amounts relating to the appointment month for each director. For a discussion of the assumptions made in the valuation reflected in the Option Awards column, refer to Note 9 to our consolidated financial statements for the fiscal year ended December 31, 2021 in our Form 10-K filed with the SEC on January 27, 2022.

Grant Date	Fair Value ($)
1/4/2021	31,285
2/1/2021	31,178
3/1/2021	31,025
4/1/2021	29,257
5/3/2021	29,280
6/1/2021	29,170
7/1/2021	27,672
8/2/2021	27,860
9/1/2021	27,609
10/1/2021	28,783
11/1/2021	28,841
12/1/2021	28,716

(2) Ambassador Susan Rice served on the Board through January 20, 2021.
(3) Aggregate number of option awards outstanding held by Mr. Barton at December 31, 2021 was 32,765.
(4) Aggregate number of option awards outstanding held by Mr. Belmer at December 31, 2021 was 5,431.
(5) Aggregate number of option awards outstanding held by Mr. Döpfner at December 31, 2021 was 6,007.
(6) Aggregate number of option awards outstanding held by Mr. Haley at December 31, 2021 was 38,715.
(7) Aggregate number of option awards outstanding held by Mr. Hoag at December 31, 2021 was 13,127.
(8) Aggregate number of option awards outstanding held by Ms. Kilgore at December 31, 2021 was 12,594.
(9) Aggregate number of option awards outstanding held by Mr. Masiyia at December 31, 2021 was 1,353.
(10) Aggregate number of option awards outstanding held by Ms. Mather at December 31, 2021 was 16,946.
(11) Aggregate number of option awards outstanding held by Ms. Rice at December 31, 2021 was 0.
(12) Aggregate number of option awards outstanding held by Mr. Smith at December 31, 2021 was 24,761.
(13) Aggregate number of option awards outstanding held by Ms. Sweeney at December 31, 2021 was 9,594.

Certain Relationships and Related Transactions

AGREEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with us.

PROCEDURES FOR APPROVAL OF RELATED PARTY TRANSACTIONS

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Those transactions that are determined to be related party transactions under Item 404 of Regulation S-K are submitted for review by the Audit Committee for approval and to conduct a conflicts-of-interest analysis. The individual identified as the "related party" may not participate in any review or analysis of the related party transaction.

MANAGEMENT PROPOSAL:
Declassification of the Board of Directors

This management proposal seeks to provide for the phased-in elimination of the classified board of directors structure, which, when it is complete, will result in all directors standing for election annually for a one-year term.

As part of our continuous evaluation of corporate governance practices, our Board regularly reviews our governing documents and considers possible changes. While we believe our current governance structure has served our stockholders extraordinarily well with a sustained period of substantial growth, our Board, having heard our stockholders' preferences expressed through our engagement with them and assessment of precatory proposals in recent years, has decided that it is in the best interests of the Company and our stockholders at this time to transition to a more standard large-cap governance structure, including by declassifying our Board.

Over the years, we have engaged with many of our stockholders who have indicated support for declassification. Additionally, following the initial announcement of our move toward an updated governance structure, we heard from a number of stockholders who conveyed their positive reactions to the governance changes, including declassification.

Currently, our Charter provides that the Board is divided into three classes, with members of each class serving for staggered three-year terms.

After considering the advantages and disadvantages of the classification of the Board at this time, the Board has approved, and recommends that stockholders approve, amendments to our Charter to eliminate the classified board structure and provide for annual election of directors, to be phased in as follows: (1) at the 2022 Annual Meeting, stockholders would have the opportunity to vote on the proposed Charter amendment that would implement phased-in declassification, with the Board recommending and soliciting in favor of the passage of the Charter amendment; (2) if such Charter amendment is approved this year, then the directors to be elected at the 2023 annual meeting of our stockholders and thereafter will be elected to one-year terms expiring at the next annual meeting; and (3) directors who were elected prior to the 2023 annual meeting would serve out their remaining terms, including the directors standing for election at this 2022 Annual Meeting for full three-year terms expiring at the 2025 annual meeting. As a result, beginning with the election of directors at the 2025 annual meeting, all directors will be elected for one-year terms and the classification of the Board will terminate. In addition, the proposed amendment to the Charter will specify, consistent with Delaware law, that as long as the Board is classified (that is, until the election of directors to be held at the 2025 annual meeting), directors may be removed only for cause.

The proposed Amended and Restated Certificate of Incorporation is attached to this Proxy Statement as Appendix A, which we would file promptly following the Annual Meeting if our stockholders approve this proposal (subject to revision as described below under "Partial Stockholder Approval of Recommended Charter Amendments" if our stockholders approve only some of the Charter amendment proposals recommended by the Board in this Proxy Statement). Certain conforming changes will be required to be made to our bylaws, contingent upon the effectiveness of the proposed amendment to the Charter. If the Charter amendment is approved, the Board will adopt the conforming changes to the bylaws (which do not require stockholder approval), with such changes as the Board may approve consistent with the amended Charter.

For the reasons discussed above, the Board believes it is in the best interests of the Company and our stockholders at this time to implement this proposal for the phased-in elimination of the classified board of directors structure.

Partial Stockholder Approval of Recommended Charter Amendments

We are submitting, and the Board unanimously recommends that you vote "FOR", three separate proposals to amend our Charter: Proposal 2 to declassify our Board; Proposal 3 to eliminate supermajority voting provisions; and Proposal 4 to create a new stockholder right to call a special meeting. If all three Board-recommended Charter amendment proposals are approved by our stockholders, all of the changes contained in the proposed Amended and Restated Certificate of Incorporation attached to this Proxy Statement as Appendix A will be made. However, approval of each Board-recommended Charter amendment proposal is not contingent on approval of the others, and if only some, but not all, of the Board-recommended Charter amendment proposals are approved by our stockholders, amendments to our Charter contained in Appendix A will made as follows:

- Amendment to Article VI, paragraph A will be made as set forth in Appendix A only if Proposal 2 is approved by our stockholders;

- Amendment to Article VII and Article IX will be made as set forth in Appendix A only if Proposal 3 is approved by our stockholders;

- Amendment to Article V, paragraph D will be made as set forth in Appendix A only if Proposal 4 is approved by our stockholders;

- Amendment to Article VI, paragraph D will be made as set forth in Appendix A only if both Proposal 2 and Proposal 3 are approved by our stockholders. If Proposal 2 is approved by our stockholders but Proposal 3 is not, Article VI, paragraph D will be amended such that removal of directors from the Board may only be for cause until the election of directors at our 2025 annual meeting and thereafter may be made with or without cause, but such removal will continue to require the affirmative vote of the holders of at least 66 2/3 percent (66 2/3%) of the voting power of all of the then outstanding shares of our capital stock then entitled to vote at the election of directors, voting together as a single class. If Proposal 3 is approved by our stockholders but Proposal 2 is not, Article VI, paragraph D will be amended such that the Supermajority Voting Requirement would no longer apply to removal of directors but such removal may only be for cause. If neither Proposal 2 nor Proposal 3 is approved by our stockholders, no amendment to Article VI, paragraph D will be made; and

- All other amendments set forth in Appendix A will be made if any of Proposal 2, Proposal 3, or Proposal 4 is approved by our stockholders.

Required Vote

The affirmative vote of the holders of 66 2/3 percent (66 2/3%) of the voting power of the shares of voting stock entitled to vote generally in the election of directors, voting together as a single class, is required to approve this proposal pursuant to the Charter.

Netflix Recommendation

 The Board unanimously recommends that you vote "**FOR**" this management Proposal 2 to declassify the board of directors.

MANAGEMENT PROPOSAL:
Elimination of Supermajority Voting Provisions

This management proposal seeks to eliminate all supermajority voting provisions set forth in our Charter.

As part of our continuous evaluation of corporate governance practices, our Board regularly reviews our governing documents and considers possible changes. While the Board recognizes that supermajority voting requirements can promote stability and protect stockholders by requiring broad stockholder support for certain fundamental changes, and notes that we believe our current governance structure has served our stockholders extraordinarily well with a sustained period of substantial growth, the Board, having heard our stockholders' preferences expressed through their engagement with us and their assessment of precatory proposals in recent years, has decided that it is in the best interests of the Company and our stockholders at this time to recommend that our stockholders adopt amendments to our Charter to eliminate all supermajority voting requirements.

Over the years, we have engaged with many of our stockholders who have indicated support for the elimination of supermajority voting provisions. Additionally, following the initial announcement of our move toward an updated governance structure, we heard from a number of stockholders who conveyed their positive reactions to the governance changes, including the elimination of supermajority voting provisions.

Currently, our Charter provides that certain amendments to our Charter or bylaws require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class (the "Supermajority Voting Requirement").

Specifically, Article IX of our Charter provides that any amendment or repeal of any of the Charter provisions listed below must be approved pursuant to the Supermajority Voting Requirement:

• Authority of the Board and Annual and Special Meeting of Stockholders (Article V)

• Election of the Board (Article VI)

• Amendment to the Bylaws (Article VII)

• Indemnification (Article VIII)

• Amendment to the Charter (Article IX)

Article VII of our Charter provides that any amendment or repeal of any of the bylaw provisions listed below must be approved pursuant to the Supermajority Voting Requirement.

• Meetings of Stockholders (Bylaws Article II)

• Number of Directors (Bylaws Section 3.2)

• Election, Qualification and Term of Office of Directors of the Board (Bylaws Section 3.3)

• Resignation and Vacancies on the Board (Bylaws Section 3.4)

• Removal of Directors (Bylaws Section 3.15)

• Indemnity (Bylaws Article VI)

• Amendments (Bylaws Article IX)

In addition, Article VI, paragraph D of our Charter provides that removal of any director is subject to, among others, the Supermajority Voting Requirement.

After considering the advantages and disadvantages of the Supermajority Voting Requirement at this time, the Board has approved, and recommends that stockholders approve, amendments to our Charter to remove the Supermajority Voting Requirements contained therein. If the proposed amendments are approved by our stockholders, (i) future amendments to our Charter, including those provisions listed above, will not be subject to the Supermajority Voting Requirement and will instead require the affirmative vote of the holders of a majority of our outstanding common stock as provided under applicable law, and (ii) stockholders will not be subject to the Supermajority Voting Requirement to remove directors.

The proposed Amended and Restated Certificate of Incorporation is attached to this Proxy Statement as Appendix A, which we would file promptly following the Annual Meeting if our stockholders approve this proposal (subject to revision as described above under "Proposal 2: Declassification of the Board of Directors—Partial Stockholder Approval of Recommended Charter Amendments" if our stockholders approve only some of the Charter amendment proposals recommended by the Board in this Proxy Statement). Contingent upon the effectiveness of the proposed amendment to the Charter eliminating the Supermajority Voting Requirements, certain conforming changes will be made to our bylaws to eliminate all Supermajority Voting Requirements in the bylaws. If this Charter amendment is approved, the Board will adopt the conforming changes to the bylaws (which do not require stockholder approval), with such changes as the Board may approve consistent with the amended Charter.

For the reasons discussed above, the Board believes it is in the best interests of our stockholders at this time to implement this proposal for the elimination of all of the supermajority voting provisions included in the Charter.

Required Vote

The affirmative vote of the holders of 66 2/3 percent (66 2/3%) of the voting power of the shares of voting stock entitled to vote generally in the election of directors, voting together as a single class, is required to approve this proposal pursuant to the Charter.

Netflix Recommendation



The Board unanimously recommends that you vote "**FOR**" this management Proposal 3 seeking to eliminate all supermajority voting provisions set forth in our Charter.

MANAGEMENT PROPOSAL:

Creation of a New Stockholder Right to Call a Special Meeting

This management proposal seeks to provide to common stockholders owning a specified percentage of the Company's outstanding stock the right to require the Company to call a special meeting of stockholders, in accordance with, and subject to, the provisions that would be set forth in our governing documents.

As part of our continuous evaluation of corporate governance practices, our Board regularly reviews our governing documents and considers possible changes. Currently, our Charter provides that only the Chairman of the Board, the Chief Executive Officer, the President or the Board may call special meetings of stockholders.

While we believe that our current governance structure has served our stockholders extraordinarily well with a sustained period of substantial growth, our Board, having heard our stockholders' preferences (including through their engagement with us and their assessment of a past precatory proposal), has decided that it is in the best interests of the Company and our stockholders to permit stockholders holding a sufficiently large economic and voting interest in the Company to require that the Company call a special meeting of its stockholders, subject to specified procedures, provisions and requirements.

The Board recognizes that providing a significant portion of the stockholders of a company the ability to call special meetings is viewed by some stockholders as a useful corporate governance practice. However, the Board also recognizes the need for appropriate parameters given that special meetings of stockholders can be potentially disruptive to business operations and to long-term stockholder interests, can be misused and can cause the Company to incur substantial expenses. Accordingly, the Board believes that the proposed 20% "net-long" threshold for calling special meetings of stockholders, coupled with a 1-year holding period, will help to balance these considerations, ensuring that special meetings can be called by stockholders with a significant and durationally meaningful interest in the Company but are less likely to be disruptive to the Company and its operations and be more likely to address matters that merit the unusual step of convening a meeting in advance of the regularly scheduled annual meeting process.

The Board notes that, according to data it has received surveying the practices of S&P 500 companies, of the approximately 64% of S&P 500 companies that allow stockholders to call special meetings, more than two-thirds have set the threshold at 20% or higher. *(FactSet financial data and analytics)*

Over the years, we have engaged with many of our stockholders who have indicated support for a stockholder right to call a special meeting. Additionally, following the initial announcement of our move toward an updated governance structure, we heard from a number of stockholders who conveyed their positive reactions to the governance changes, including the provision of shareholder right to call a special meeting.

Accordingly, the Board has approved, and recommends that stockholders approve, amendments to our Charter to provide stockholders holding not less than 20% "net long position" of our outstanding capital stock continuously for at least one year the right to require that the Company call a special meeting of stockholders.

The proposed Amended and Restated Certificate of Incorporation is attached to this Proxy Statement as Appendix A, which we would file promptly following the Annual Meeting if our stockholders approve this proposal (subject to revision as described above under "Proposal 2: Declassification of the Board of Directors—Partial Stockholder Approval of Recommended Charter Amendments" if our stockholders approve only some of the Charter amendment proposals recommended by the Board in this Proxy Statement). Contingent upon the effectiveness of this proposed amendment to the Charter providing stockholders holding not less than 20% "net long position" of our outstanding capital stock continuously for at least one year the right to require that the Company call a special meeting of stockholders, the Board will effect certain changes to our bylaws to provide appropriate procedures for and limitations on the calling of special meetings of stockholders. For example, matters should be proper subjects for shareholder action, with meaningful disclosure being provided to the Company and to stockholders. In addition, the Board believes that stockholder-requested special meetings should not be held in close proximity to annual meetings or when the matters to be addressed have been recently considered or are planned to be considered an upcoming meeting. If this Charter amendment is approved, the Board will adopt changes to the bylaws (which do not require stockholder approval) that will include safeguards and requirements for calling special meetings, including the concepts outlined below and otherwise consistent with the rights provided in the amended Charter.

In particular, among other things, our bylaws would be amended:

- To define "net long position" in accordance with the definition of "Ownership" set forth in our "proxy access" bylaw provisions;

- To specify the procedures for our stockholders of record to demand that the Board fix a record date to determine the stockholders of record who are entitled to deliver a written request to call a special meeting;

- To specify the information required to be set forth in a written request to call a special meeting; and

- To specify that the Secretary shall not accept, and shall consider ineffective, a stockholder's written request to call a special meeting (i) that does not comply with the applicable provisions of our Charter or bylaws, (ii) that relates to an item of business that is not a proper subject for stockholder action, (iii) if such written request is delivered between the time beginning on the 61st day after the earliest date of signature on a written request to call a special meeting that has been delivered to the Secretary relating to an identical or substantially similar item other than the election or removal of directors (a "Similar Item") and ending on the one-year anniversary of such earliest date, (iv) if a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 90th day after the Secretary receives such written request, or (v) if a Similar Item has been presented at any meeting of stockholders held within 180 days prior to receipt by the Secretary of such written request.

For the reasons discussed above, the Board believes it is in the best interests of our stockholders at this time to implement the proposal's request to provide special meeting rights for our common stockholders.

Required Vote

The affirmative vote of the holders of 66 2/3 percent (66 2/3%) of the voting power of the shares of voting stock entitled to vote generally in the election of directors, voting together as a single class, is required to approve this proposal pursuant to the Charter.

Netflix Recommendation

 The Board unanimously recommends that you vote "**FOR**" this management Proposal 4 providing that stockholders holding a not less than 20% net-long position in the Company continuously for at least one year may require the calling of a special meeting of our common stockholders.

OUR AUDITORS:

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Ernst & Young LLP ("Ernst & Young"), an independent registered public accounting firm, to audit the financial statements of the Company for the year ending December 31, 2022. We are submitting its selection of Ernst & Young for ratification by the stockholders at the Annual Meeting. A representative of Ernst & Young is expected to be present at the Annual Meeting, will have the opportunity to make a statement and is expected to be available to respond to appropriate questions. Ernst & Young has served as our independent registered public accounting firm since March 21, 2012. Neither applicable law nor our bylaws require that stockholders ratify the selection of Ernst & Young as our independent registered public accounting firm. However, we are submitting the selection of Ernst & Young to stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection, the Audit Committee will reconsider whether to retain Ernst & Young. Even if the selection is ratified, the Audit Committee, at its discretion, may change the appointment at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.

Principal Accountant Fees and Services

During 2021 and 2020, fees for services provided by Ernst & Young was as follows (in thousands):

	2021	2020
Audit Fees	$5,800	$5,351
Audit-Related Fees	220	70
Tax Fees	1,938	2,096
Total	$7,958	$7,517

Audit Fees include amounts related to the audit of our annual financial statements and internal control over financial reporting, and quarterly review of the financial statements included in our Quarterly Reports on Form 10-Q. Audit fees also include amounts related to accounting consultations and services rendered in connection with the Company's issuance of senior notes in 2020, as well as fees for statutory audit filings.

Audit-Related Fees include fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation.

Tax Fees include fees billed for tax compliance, tax advice and tax planning services.

There were no other fees billed by Ernst & Young for services rendered to us, other than the services described above, in 2021 and 2020.

The Audit Committee has determined that the rendering of non-audit services by Ernst & Young was compatible with maintaining their independence.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During 2021, services provided by Ernst & Young were pre-approved by the Audit Committee in accordance with this policy.

Required Vote

The affirmative vote of the majority of the Votes Cast is required for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2022. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**FOR**" the ratification of the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for the year ending December 31, 2022.

Report of the Audit Committee of the Board

The Audit Committee engages and supervises the Company's independent registered public accounting firm and oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the preparation of financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Company's annual report on Form 10-K for the year ended December 31, 2021 with management, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments made by management and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with Ernst & Young LLP ("Ernst & Young"), the Company's independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America, its judgments as to the quality of the Company's accounting principles and the other matters required to be discussed with the Audit Committee under the auditing standards generally accepted in the United States of America, including the matters required by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee has discussed with Ernst & Young its independence from management and the Company, including the written disclosures and the letter regarding its independence as required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee also reviewed the fees paid to Ernst & Young during the year ended December 31, 2021 for audit and non-audit services, which fees are described under the heading "Principal Accountant Fees and Services." The Audit Committee has determined that the rendering of all non-audit services by Ernst & Young were compatible with maintaining its independence.

The Audit Committee discussed with Ernst & Young the overall scope and plans for its audit. The Audit Committee met with Ernst & Young, with and without management present, to discuss the results of its examinations, its evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2021, for filing with the Securities and Exchange Commission.

Audit Committee of the Board
Richard N. Barton
Leslie Kilgore
Ann Mather

Our Company

Executive Officers

Our executive officers as of April 22, 2022 are as follows:

Executive Officers	Age	Position
Sergio Ezama	50	Chief Talent Officer
Reed Hastings	61	Co-Chief Executive Officer, President, and Chairperson of the Board
David Hyman	56	Chief Legal Officer and Secretary
Marian Lee	43	Chief Marketing Officer
Spencer Neumann	52	Chief Financial Officer
Greg Peters	51	Chief Operating Officer and Chief Product Officer
Ted Sarandos	57	Co-Chief Executive Officer and Chief Content Officer
Rachel Whetstone	54	Chief Communications Officer

For more information about Messrs. Hastings and Sarandos, see "Proposal 1: Our Board of Directors—Election of Directors—Who We Are." Information about our other executive officers is set forth below:



Sergio Ezama   CHIEF TALENT OFFICER

AGE: 50

About:
Sergio was named Netflix Chief Talent Officer in September 2021 and leads the team that maintains the Company's unique corporate culture, hires new talent and keeps the organization lean and flexible despite enormous growth.

Also...
Sergio was previously Global Chief Talent Officer at PepsiCo in addition to serving as Chief Human Resources Officer for global functions and groups. In this role, he led the company's efforts across all talent-related areas in more than 200 countries. Sergio joined PepsiCo in 2001, serving in a variety of talent leadership roles at PepsiCo headquarters in the U.S., and across Europe, Sub-Saharan Africa and Latin America. Sergio holds a BS in Law and master's in Juridical Practice, and Human Resources Management from University of Deusto. He also holds a master's in Health and Safety Management from Instituto Europeo de Salud y Bienestar Social. He is a graduate of Harvard Business School's General Management Program.

Career Snapshot:
• Chief Talent Officer of Netflix (since 2021)

Prior:
• Chief Talent Officer PepsiCo and CHRO Global Groups and Functions (2018-2021)
• SVP and CHRO, PepsiCo Europe, Latin America and Sub-Saharan Africa, among other positions at PepsiCo, a multinational food, snack, and beverage corporation (2001-2018)



David Hyman

CHIEF LEGAL OFFICER

AGE: 56

About:
As Chief Legal Officer, David is responsible for all legal and public policy matters for the Company. He also serves as the Company's Secretary.

Also...
David practiced law at Morrison & Foerster in San Francisco and Arent Fox in Washington, DC. He earned his JD and Bachelor's degrees from the University of Virginia.

Career Snapshot:
• Chief Legal Officer and Secretary of Netflix (since 2002)
• Director of Shelby Lane Acquisition Corp. (since 2021)

Prior:
• General Counsel of Webvan, an online internet retailer



Marian Lee

CHIEF MARKETING OFFICER

AGE: 43

About:
Marian was named Chief Marketing Officer in March 2022 after joining Netflix the year prior in the role of Vice President of UCAN Marketing.

Also...
Previously enjoyed an eight-year tenure at Spotify, where she served as Vice President & Co-Head of Music; Vice President, Global Head of Artist & Label Services; and held various other positions leading the Global Consumer Marketing & Artist & Creator Marketing teams.

Marian has also worked at some of the world's leading brands in fashion and entertainment, including Condé Nast/VOGUE and J.Crew. She began her career at PricewaterhouseCoopers as a management consultant in the Retail & Consumer Products division. Born and raised in Los Angeles, Marian holds a B.A. in Psychology from Barnard College, Columbia University.

Career Snapshot:
• Chief Marketing Officer of Netflix (since March 2022)

Prior:
• Vice President & Co-Head of Music at Spotify
• Vice President, Global Head of Artist & Label Services at Spotify



Spencer Neumann

CHIEF FINANCIAL OFFICER

AGE: 52

About:
Spencer was named CFO of Netflix in January of 2019, utilizing his finance, strategy, and accounting experience in media, entertainment and service oriented companies to continue to build on the company's track record of success and innovation.

Also...
Spencer also worked at the private equity firms of Providence Equity Partners and Summit Partners. Additional positions at The Walt Disney Company, which he initially joined in 1992, included executive vice president of the ABC Televisions Network and CFO of the Walt Disney Internet Group. He is a member of the national board of directors of Make-A-Wish America. Spencer holds both a B.A. in economics and an M.B.A. from Harvard University.

Career Snapshot:
- CFO of Netflix (since 2019)
- Director of Adobe, Inc. (since 2021)

Prior:
- CFO of Activision Blizzard, a video gaming company (2017-2019)
- CFO and executive vice president of Global Guest Experience of Walt Disney Parks and Resorts, among other positions at the Walt Disney Company, a diversified multinational media and entertainment company (2012-2017)



Greg Peters

CHIEF OPERATING OFFICER AND
CHIEF PRODUCT OFFICER

AGE: 51

About:
As Chief Operating Officer and Chief Product Officer, Greg oversees global operations and leads the product team, which designs, builds and optimizes the Netflix experience including applications and user interfaces.

Also...
Greg previously held positions at digital entertainment software provider, Mediabolic Inc., Red Hat Network, the provider of Linux and Open Source technology, and online vendor Wine.com. He holds a degree in physics and astronomy from Yale University.

Career Snapshot:
- Chief Operating Officer (since July 2020) and Chief Product Officer of Netflix (since 2017)
- Director of DoorDash Inc. (since 2022)
- Director of 2U, Inc. (since 2018)

Prior:
- International Development Officer of Netflix (2015-2017)
- Chief Streaming and Partnerships Officer of Netflix
- Senior Vice President of consumer electronics products for Macrovision Solutions Corp. (later renamed Rovi Corporation), a technology company



Rachel Whetstone

CHIEF COMMUNICATIONS OFFICER

AGE: 54

About:
Rachel leads our public relations globally.

Also...
Rachel has spent the last 20 years working on communications and policy issues for US companies. She also serves as a director of Udacity. Rachel is a graduate of Bristol University and spent the first half of her career working as a policy advisor for the UK Conservative Party.

Career Snapshot:
• Chief Communications Officer at Netflix (since 2018)

Prior:
• Vice President of Communications at Facebook, a social media and technology company (2017-2018)
• Senior Vice President of Communications & Public Policy at Uber, a multinational ride-sharing company (2015-2017)
• Senior Vice President of Communications & Public Policy at Google, an internet-related services and products company (2005-2015)

There are no family relationships among any of our directors, nominees for director and executive officers.

OUR PAY:

Advisory Approval of Executive Officer Compensation

As required by section 14A of the Securities Exchange Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we are providing our stockholders with the opportunity to cast a non-binding advisory vote on the compensation of our Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the SEC (also referred to as "say-on-pay").

We currently hold our advisory say-on-pay vote every year. Stockholders will have an opportunity to cast an advisory vote on the frequency of say-on-pay votes at least every six years. We currently expect that the next advisory vote on the frequency of the say-on-pay votes will occur at the 2023 annual meeting of stockholders.

As described in our Compensation Discussion and Analysis, we have adopted an executive compensation philosophy designed to attract and retain outstanding performers. Our compensation practices are guided by market rates and tailored to account for the specific needs and responsibilities of the particular position, as well as the performance and unique qualifications of the individual employee, rather than by seniority or overall Company performance.

Required Vote

The affirmative vote of the majority of the Votes Cast is required to approve the compensation of our Named Executive Officers disclosed in this Proxy Statement. The vote is an advisory vote, and therefore not binding.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**FOR**" approval of our executive officer compensation disclosed in this Proxy Statement.

Compensation Discussion And Analysis

A Message from the Compensation Committee Chair

Throughout 2021, our executive officers demonstrated strong leadership in executing our long-term strategy, providing great content for our members, and promoting the financial strength of our Company for our shareholders, while also continuing to navigate the ongoing COVID-19 pandemic. In light of the pandemic, the Compensation Committee held executive compensation flat for 2021 given the economic shock and uncertain impact that the pandemic presented.

The Netflix Board, alongside management, continued to actively engage with stockholders throughout 2021. In November, we held a virtual ESG Investor Day with a number of our shareholders. Members of the Board and management participated, including our Co-CEOs, as well as those responsible for sustainability, diversity and inclusion, finance, content, communications and public policy. We engaged with our shareholders in an honest and open manner, and were presented with many thoughtful questions and viewpoints on a variety of topics covering environmental, social and governance matters, as well as the core business itself. We discussed this feedback with the full Board, where it formed part of the discussion around how we can best serve the long-term interests of our shareholders, and factored into our decision to evolve our governance structure, as described elsewhere in this Proxy Statement.

On compensation matters, the Board and Compensation Committee considered the input from our shareholders, the results of our annual Say-on-Pay vote and our engagement with shareholders, including at our ESG Investor Day, to determine why our Say-on-Pay vote has dipped in recent years. While some shareholders have raised concerns with our program, such as with the overall level of compensation and the ability of executives to choose between cash and stock options (a feature that has been part of the program for well over a decade), other shareholders have strongly supported the program's design and appreciate its alignment with their interests. Given these divergent perspectives, the Compensation Committee will continue to consider whether changes to the program are appropriate, but for the present it is preserving the program's general design. We continue to strongly believe that our current compensation program's design is a significant contributor to Netflix's success, including our ability to attract and retain talent and to align executive and shareholder interests.

We appreciate your trust in and commitment to Netflix, and thank you for being a shareholder.

Tim Haley

Compensation Committee Chairperson

Our Company and 2021 Performance

Netflix is one of the world's leading entertainment services with approximately 222 million paid memberships in over 190 countries. We launched our streaming service in 2007, and have since added an increasing variety of content that enables consumers to enjoy entertainment directly on their internet-connected screens. Our content is increasingly exclusive and curated and includes our own original programming. In 2021, we added mobile games to our service.

We added 18 million paid memberships in 2021 and achieved approximately $30 billion in revenue, representing 19% year-over-year growth. Our profitability also improved, with operating income rising 35% year-over-year while operating margins increased from 18% to 21%. We manage our business for the long term with a focus on stockholder value creation.

In 2021, we continued to invest heavily in content to great success. As noted in our investor letters, some of our big hits included new series like *Squid Game*, *Maid* and *Lupin*, and returning shows such as *The Witcher*, *You*, *La Casa de Papel* (aka *Money Heist*), and *Sex Education*. We took a big step forward with our original films slate delivering a wide variety of quality movies, including big hits like *Red Notice* and *Don't Look Up*. We continued to expand our local language content, which was not only impactful in the home country but was enjoyed around the globe. As a testament to the quality of our programming, our titles were nominated for 129 Emmys and won 44 - matching the record for most in a single year set by CBS in 1974. We were nominated for an industry-leading 27 Academy Award nominations within the last year and won Best Director. We're also proud to lead the industry in nominations at the 2022 NAACP Image Awards (51 nominations), and we received 24 nominations from the British Academy of Film and Television Arts (BAFTA) for the 2022 Film Awards, winning Best Picture, Best Director, and Outstanding Debut by a British Writer, Director or Producer. We are also producing content from countries all over the world as we believe great stories can come from anywhere and can be enjoyed everywhere.

Stockholder Engagement and the 2021 Say-on-Pay Vote Result

In 2021, 50.6% of voted shares approved the compensation of our Named Executive Officers. At the time of the vote in 2021, the Compensation Committee had already approved the design of our 2021 executive compensation program. The Compensation Committee reviewed these voting results, and in response, members of the Compensation Committee and management engaged with stockholders to solicit feedback regarding our compensation program.

In November 2021, we held an ESG Investor Day and met with stockholders representing approximately 40% of our common stock outstanding, including shareholders that did not support our 2021 Say-on-Pay vote. Investors heard from our Sustainability Officer, Emma Stewart, Ph.D., on our sustainability efforts, as well as our VP of Inclusion Strategy, Vernā Myers, on our approach to diversity and inclusion. Members of management, including our Co-CEOs, provided an overview of the business, and members of our Board engaged in a meaningful and candid discussion with investors on a wide range of issues, including the Company's corporate governance structure and executive compensation. Company representatives also held engagement meetings earlier in 2021, prior to our 2021 annual meeting. Feedback on our compensation program varied amongst our shareholders. Certain stockholders acknowledged and supported the unique nature of our compensation program while others identified concerns regarding compensation levels, executives' ability to choose between cash and stock options, use of options without certain vesting criteria and the lack of stock ownership guidelines, among other concerns.

Our Compensation Committee considered stockholder feedback in its deliberations regarding 2022 compensation and continues to believe our compensation philosophy and structure align with stockholder interests and best incentivize the executive officers to execute on strategies aimed at achieving long-term success. The Compensation Committee will continue to consider feedback in ongoing executive compensation decisions.

2021 Named Executive Officers

This Compensation Discussion and Analysis describes the compensation program for our Named Executive Officers. During 2021, these individuals were:

- Reed Hastings, Co-Chief Executive Officer, President, and Chairperson of the Board
- Ted Sarandos, Co-Chief Executive Officer and Chief Content Officer
- Spencer Neumann, Chief Financial Officer
- Greg Peters, Chief Operating Officer and Chief Product Officer
- David Hyman, Chief Legal Officer
- Rachel Whetstone, Chief Communications Officer

We have had a Co-Chief Executive Officer structure since 2020, when Ted Sarandos was named Co-Chief Executive Officer along with Reed Hastings. This change mostly formalized the prior working relationship between Ted and Reed, who have had a long history of collaboration on corporate strategy, planning and all aspects of company management. We believe the Co-CEO structure provides broad expertise and deep leadership at the highest level of the Company, and provides an efficient and effective leadership model to support our future growth.

Compensation Philosophy

We aim to provide highly competitive compensation packages for all our key positions, including our Named Executive Officers. We operate in a highly dynamic industry where the market for talent is extremely competitive. We rely on our Named Executive Officers to execute on the Company's strategies and initiatives for long-term success. To attract and retain top talent, we believe we must provide highly competitive compensation packages. As such, our compensation practices are also tailored to account for the specific needs and responsibilities of the particular position, as well as the performance and unique qualifications of the individual employee, rather than by seniority or overall Company performance. Individual compensation is nonetheless linked to Company performance by virtue of the stock options we grant.

The Compensation Committee aims for the compensation program to be simple to understand and administer, to be transparent to both stockholders and executive officers, and to create a long-term alignment between our stockholders and our executive officers.

Our compensation practices are evaluated by the Compensation Committee on an ongoing basis to determine whether they are appropriate to attract, retain and reward outstanding performers. Such evaluations may result in refinements to the compensation program, including changes in how compensation is determined and awarded.

Compensation Program Overview

Our long-term success depends on our continued ability to innovate and create opportunities for our members to engage. We push forward the boundaries of our industry and do not believe success can be measured by any specific isolated performance metric. A combination of long-term financial, strategic and operational achievements has to occur for our stock price to appreciate meaningfully to deliver value to our executives. The current program design incentivizes the spirit of creativity and innovative achievements that are at the foundation of our long-term success.

The key elements of our compensation program applicable to the majority of our employees, including our Named Executive Officers, and how they align with our compensation philosophy are as follows:

- **Only two pay components, salary and stock options**. Our compensation program consists of only base salary and stock options. It is the same program for our executive officers as it is for the majority of our employees. We use stock options as we believe that they correlate compensation with stockholder returns, and encourage a long-term perspective, especially given how we've designed the stock option allocation portion of our program in which employees can allocate cash compensation toward stock options. Importantly, as described below, our stock price needs to appreciate 40% before the employee is better off allocating cash to stock options. We do not use performance-based bonuses as we believe that they tend to incentivize specific, typically short-term focused behavior rather than encourage long-term stockholder value creation.

  Prior to 2021, we granted eligible employees, including executive officers, a minimum annual stock option allowance (generally based on 5% of their total allocatable compensation). Beginning in 2021, in an effort to maximize flexibility and personal choice for our employees, the minimum option grants were eliminated for most employees and the value was added to the employee's total allocatable compensation.

- **Personal Choice**. We set a dollar-denominated annual compensation amount for each eligible employee ("allocatable compensation") who can then choose to allocate any portion of that compensation amount toward stock options. We believe that providing choice and flexibility helps us better compete for talent as the individual employee can customize their compensation to fit varying lifestyle needs. This approach is also consistent with our company culture of freedom and responsibility.

- **Monthly Grants**. We grant stock options on the first trading day of each month with the number of options granted based on the closing stock price on that trading day (see formula below). We believe granting options monthly produces a dollar cost averaging effect—unlike annual grants which are more subject to the vagaries of the market—which helps reduce the potential negative impacts with employee distraction and morale.

- **Objective and Transparent Stock Option Grant Formula**. The number of monthly stock options granted is determined by the following formula:

$$\frac{\text{(the amount of an employee's total annual stock option allocation/12)}}{\text{(the closing trading price of a share of our stock on the grant date x 0.40)}}$$

For example:

If our stock price is $375 on the date of grant and the recipient allocated $1,500 per month of their allocatable compensation to stock options, the recipient would receive 10 stock options with an exercise price of $375.

$$\frac{\$1500}{\$375*0.40} = \frac{1500}{150} = \text{10 options with an exercise price of } \$375.$$

The stock price would need to rise to $525 (40% appreciation from $375) for the recipient to earn back the $1,500 of cash they traded for the options:

$525 - $375 = $150 x 10 shares = $1,500

Anything below a 40% appreciation in the stock means that the employee would have been better off electing cash. We believe that this structure and the corresponding trade-off of current cash compensation for longer-term appreciation potential significantly aligns our employee interest with that of our stockholders.

In 2021, each Named Executive Officer elected to allocate a portion of their annual compensation to our stock option program. Reed Hastings, our Co-Chief Executive Officer allocated 98% of his annual compensation toward our stock option program, Ted Sarandos, our Co-Chief Executive Officer allocated 42% of his annual compensation toward our stock option program, and the average election across our Named Executive Officers was 47%.

- **Vested 10-year Stock Options**. We grant fully vested 10-year stock options, which means that employees have 10 years from the date of grant to exercise their options. We believe a 10-year option life is important to encourage participation in the equity portion of our compensation program and reinforce a long-term focus. As the options must increase by 40% from the date of grant before they break even with the traded cash, as a practical matter, it takes time before it is worthwhile for an employee to exercise their vested options. We do not believe that vesting over a certain period of time and forced exercise upon termination creates a healthy environment or secures a high-performing workforce. We want our employees to stay at Netflix because they are passionate about their roles and want to help Netflix be successful in the long run, rather than merely waiting for their options to vest.

Dilution, Burn Rate and Equity Overhang

The Compensation Committee, with the assistance of its compensation consultant, Compensia, Inc. ("Compensia"), reviews the Company's compensation program annually, including the stock option program to ensure that we balance our employee compensation objectives with our stockholders' interests. The Compensation Committee regularly reviews the proportion of our total shares outstanding used annually for the stock option program (our "burn rate"), the potential voting power dilution to our stockholders (our "equity overhang"), and the average value of the stock options granted to employees, each in relation to the companies in our compensation peer group. The following table provides detailed information regarding our burn rate and equity overhang for 2019, 2020 and 2021.

	2019	2020	2021
Gross Burn Rate[1]	0.59%	0.43%	0.35%
Net Burn Rate[2]	0.59%	0.43%	0.35%
Equity Overhang[3]	4.75%	4.22%	3.96%

(1) Gross Burn Rate equals (x) the number of options we granted in each year divided by (y) our weighted average common shares outstanding for that year.
(2) Net Burn Rate equals (x) the number of options we granted minus options canceled in each year divided by (y) our weighted average common shares outstanding for that year.
(3) Equity Overhang equals (x) the total number of our unexercised options outstanding at each year end divided by (y) our total common shares outstanding at each year end.

Our burn rate was significantly lower than industry thresholds established by certain major proxy advisory firms, and has historically been well below the median burn rate of our compensation peer group, including in 2019 and 2020. We have yet to analyze the 2021 burn rate of our peers.

Determining Executive Compensation Magnitude

We aim to pay all employees at the top of their personal market. We believe this helps us attract and retain the most talented employees from around the globe. To establish the top of personal market for each of our Named Executive Officers, the Compensation Committee (A) reviews and considers the performance of each Named Executive Officer and (B) considers, for each Named Executive Officer, the estimated amount of compensation:

i.   we would be willing to pay to retain that person;

ii. we would have to pay to replace the person; and

iii. the individual could otherwise command in the employment marketplace.

Role of executive officers

Each of our Co-Chief Executive Officers, in consultation with our Chief Talent Officer, reviews comparative data derived from publicly available market compensation information for each of the other Named Executive Officers. The Co-Chief Executive Officers then make a recommendation to the Compensation Committee regarding compensation for the other Named Executive Officers. The Compensation Committee reviews and discusses this information and the recommendation by the Co-Chief Executive Officers, and then determines a dollar-denominated amount available for allocation to salary and stock options for each such Named Executive Officer, as it deems appropriate. The Compensation Committee also approves the stock option allocation amount for each Named Executive Officer.

Our Co-Chief Executive Officers' compensation is determined by the Compensation Committee outside the presence of the Co-Chief Executive Officers. The Compensation Committee's decision regarding compensation for the Co-Chief Executive Officers is based on the philosophy described above. It includes a review of comparative data, including the compensation paid by the companies in our compensation peer group to their chief executive officers and consideration of the accomplishments of the Co-Chief Executive Officers in developing the business strategy for the Company, the Company's performance against this strategy, and the Co-Chief Executive Officers' ability to attract and retain senior management. In establishing each Co-Chief Executive Officer's compensation, the Compensation Committee is also mindful of the results of the Say-on-Pay vote for the prior year.

Compensation for any given year is generally established at the end of the prior year. The 2021 compensation for our Named Executive Officers was determined at the end of 2020.

Role of the compensation consultant

In determining compensation for 2021, the Compensation Committee retained Compensia, a national compensation consulting firm, to advise on executive and director compensation matters. Compensia provided various services to the Compensation Committee, including the review, analysis and update of our compensation peer group; the review and analysis of our Named Executive Officer compensation against competitive market data based on the companies in our compensation peer group; the review and analysis of our non-employee director compensation; advice on our equity plans and support on other ad hoc matters.

Peer group and benchmarking

The Compensation Committee works with Compensia in determining an appropriate peer group of companies each year. In changes from 2020, eBay, Intuit and VMWare were removed for size (too small). AT&T, Mastercard, Tesla, Verizon and Visa were added consistent with Netflix's continued growth, to better align Netflix with the median revenue and market capitalization of the peer group, and to continue to prioritize media & entertainment and software & services companies. CBS and Viacom were each peers in 2019; we retained ViacomCBS (now named Paramount Global) as a peer following their merger. The compensation peer group for 2021 was composed of the following companies:

2021 Netflix Peer Group

Activision Blizzard, Inc.	Meta Platforms, Inc.
Adobe, Inc.	Oracle Corporation
AT&T Inc.	PayPal Holdings, Inc.
Booking Holdings Inc.	salesforce.com, inc.
Charter Communications, Inc.	Sirius XM Holdings, Inc.
Comcast Corporation	Tesla, Inc.
Discovery, Inc.	The Walt Disney Company
DISH Network Corporation	Verizon Communications Inc.
Electronic Arts Inc.	ViacomCBS Inc.[1]
Mastercard Incorporated	Visa Inc.

(1) ViacomCBS changed its name to Paramount Global in February 2022.

With respect to each of our Named Executive Officers, in determining compensation, the Compensation Committee considered our compensation philosophy as described above, comparative market data and specific factors relative to each Named Executive Officer's responsibilities and performance. We do not specifically benchmark compensation for our Named Executive Officers in terms of picking a particular percentile relative to other individuals with similar titles at peer group companies. The Compensation Committee believes that many subjective factors unique to each Named Executive Officer's responsibilities and performance are not adequately reflected or otherwise accounted for in a percentile-based compensation determination.

Elements of Executive Compensation

We use only salary and stock options, augmented by very limited perquisites, to compensate our Named Executive Officers. Across the broader employee base, we also use salary and stock options as our key compensation components to remain competitive within the marketplace. Similarly situated companies typically offer employees an equity component as part of their overall compensation package and as such, we believe it is important to provide this opportunity to our employees, including our Named Executive Officers. By permitting employees to request a customized combination of salary and stock options, we endeavor to tailor individuals' compensation to their personal compensation preferences and thereby offer a more compelling compensation package.

Cash Compensation

As described above, our compensation program offers our Named Executive Officers the opportunity to select the proportion of cash and equity compensation they receive each year. While our Named Executive Officers generally have elected to receive a significant portion of their compensation in equity, the remaining compensation is paid in cash in the form of salary.

Stock Options

We believe that equity ownership, including stock and stock options, helps align the interest of our Named Executive Officers with those of our stockholders and links executive compensation to long-term company performance.

Furthermore, because the stock options are granted at the fair market value of our common stock on the date of the option grant and are not generally transferable, they are only of value to the recipient if the market value of our common stock increases after the date of grant, thereby directly linking compensation in the form of stock options to Company performance.

Making option grants on a monthly basis provides employees with a "dollar-cost averaging" approach to the price of their option grants. By granting options each month rather than on a less frequent basis, we believe it alleviates to a great extent the arbitrariness of option grant timing and the potential negative employee issues associated with "underwater" options.

Stock options are vested upon grant and can be exercised for up to ten years following grant regardless of employment status. As discussed above, the stock price needs to appreciate at least 40% before an employee is better off allocating cash to stock options. We believe this serves as de facto vesting criteria and aligns employees' and stockholders' interests. We believe that the ten-year life of the options enhances their value for each employee and thereby encourages equity ownership in the Company, which is helpful in aligning employee and stockholder interests. We do not believe that staggered vesting of stock options or expiration of options closely following employment termination has a desirable impact on employee retention. Rather, we believe that creating and maintaining a high-performance culture and providing highly competitive compensation packages are the critical components for retaining employees, including our Named Executive Officers.

Empirically, stock options have proven to be an effective way of creating long-term alignment between executives and stockholders. Even though the options are vested upon grant, our Named Executive Officers often do not exercise their options for an extended period of time.

Other Components of Compensation

In 2021, each Named Executive Officer, like all our full-time employees, was eligible to receive an additional $16,000 in annual compensation that may be used to defray the cost of health care benefits previously paid by us. Any portion of this allowance not utilized toward the cost of health care benefits will be paid as salary, up to a maximum of $5,000.

In addition to base salary and stock options, certain eligible U.S. employees, including our Named Executive Officers, have the opportunity to participate in our 401(k) matching program which enables them to receive a dollar-for-dollar Company match of up to 4% of his or her compensation to the 401(k) fund, subject to limitations under applicable law. Messrs. Neumann, Sarandos, and Hyman all participated in this program in 2021 and therefore we matched their 401(k) contributions as shown in the compensation tables of this Proxy Statement.

We also maintain a group term life insurance policy for all full-time employees, including our Named Executive Officers. We permit our Named Executive Officers and their family members and guests to use our corporate aircraft for personal use and consider amounts related to such travel to be a perquisite. Additionally, our Named Executive Officers are permitted to use a company-provided car service under certain circumstances. We also pay for residential security measures and services for certain Named Executive Officers when deemed necessary. All of these perquisites are reflected in the "All Other Compensation" column of the Summary Compensation Table.

Executive Compensation in 2021

2020 presented unprecedented challenges for Netflix and the world, as we navigated the COVID-19 pandemic. Our Named Executive Officers continued to execute our strategies and deliver strong performance throughout 2020 amidst the continuously evolving and challenging environment. Nonetheless, given the COVID-19 pandemic and its impact on the global economic environment, the Compensation Committee, in consultation with Compensia, determined not to make any changes to executive officers' allocatable compensation for 2021 as compared to 2020, aside from incorporating the value of each Named Executive Officer's former minimum stock option allowance. Specifically, the value of the minimum stock option allowance that was eliminated in 2021 (generally equal to 5% of the allocatable compensation) was added to the allocatable compensation for each Named Executive Officer, as it was done for all eligible employees.

Each year, we allow our Named Executive Officers to allocate their compensation between cash and stock options. Our Named Executive Officers continue to express their confidence in the Company and our growth strategy by electing to receive a significant percentage of their compensation through at-risk stock option awards. These elections are made prior to the compensation year and are irrevocable. For 2021, the following elections were made by our Named Executive Officers:

Named Executive Officer	Allocatable Compensation ($)	Amount of Allocatable Compensation Elected to be received as Stock Options (%)	Amount of Allocatable Compensation Elected to be received as Cash Salary (%)
Reed Hastings, Co-Chief Executive Officer, President, Chairperson of the Board	34,650,000	98.1	1.9
Ted Sarandos, Co-Chief Executive Officer and Chief Content Officer	34,650,000	42.3	57.7
Spencer Neumann, Chief Financial Officer	11,550,000	48.1	51.9
Greg Peters, Chief Operating Officer and Chief Product Officer	18,900,000	36.5	63.5
David Hyman, Chief Legal Officer	9,450,000	50.0	50.0
Rachel Whetstone, Chief Communications Officer	5,250,000	9.5	90.5

While the total annual stock option allocation is expressed in a dollar denomination, we use the total annual stock option allocation only to calculate the number of stock options to be granted. The total annual stock option allocation is not available to the employees as cash compensation, except where an employee who has allocated a portion of their compensation toward stock options receives severance payments and as otherwise set forth in our Amended and Restated Executive Severance and Retention Incentive Plan (the "Severance Plan").

The compensation of our Named Executive Officers for 2021 was determined in 2020. In determining compensation for our Named Executive Officers for 2021, in consultation with Compensia, the Compensation Committee considered the philosophy described above, including comparative market data. As discussed above, due to the COVID-19 pandemic, while our Named Executive Officers continued to demonstrate leadership and execute on our strategic objectives, compensation remained flat for our Named Executive Officers.

Individual employee performance, including that of our Named Executive Officers, is evaluated on an ongoing basis. To the extent such performance exceeds or falls short of our performance values, we may take action that includes, in the case of star performers, promotions or increases in compensation or, in the case of under performers, demotion, a reduction in compensation or termination.

In 2021, the compensation components for our Named Executive Officers were as follows. Please see the Summary Compensation Table provided in this Proxy Statement for a complete description of the compensation of our Named Executive Officers:

Name and Position	2021 Total Annual Stock Option Allocation, with 1/12 granted monthly ($)[1]	2021 Annual Cash Salary ($)
Reed Hastings, Co-Chief Executive Officer, President, and Chairperson of the Board	34,000,000	650,000
Ted Sarandos, Co-Chief Executive Officer and Chief Content Officer	14,650,000	20,000,000
Spencer Neumann, Chief Financial Officer	5,550,000	6,000,000
Greg Peters, Chief Operating Officer and Chief Product Officer	6,900,000	12,000,000
David Hyman, Chief Legal Officer	4,725,000	4,725,000
Rachel Whetstone, Chief Communications Officer	500,000	4,750,000

(1) The dollar amounts set forth in this column are different than the amounts in the "Option Awards" column of the Summary Compensation Table because the amounts in this column are reflective of the total compensation amount attributable to stock option grants, rather than the accounting valuation which is reflected in the Summary Compensation Table.

Method for determining monthly stock option grants

After the total annual stock option allocation is established, our Named Executive Officers receive monthly option grants pursuant to our monthly stock option program, which is applicable to the majority of our employees. Under this program, eligible employees, including our Named Executive Officers, receive on the first trading day of the month fully vested options granted at fair market value as reflected by the closing price of our stock on the date of the option grant. The number of stock options granted monthly fluctuates based on the closing price of our stock on the date of the option grant.

In 2021, the actual number of options granted to our Named Executive Officers each month was determined by the following formula: (The amount of an employee's total annual stock option allocation/12) / ([the closing price of our stock on the date of option grant] x 0.40).

For stock option accounting purposes, the dollar values of stock options granted by the Company, as reflected in the Summary Compensation Table, below, are different than the dollar values of the total annual stock option allocation in the table above. The difference arises as the stock option allocation in the table above is the amount used to determine the number of options granted, whereas the dollar values of stock option grants in the Summary Compensation Table reflects their grant date fair value under the accounting rules.

Named Executive Officer Compensation for 2022

Allocatable compensation for our Named Executive Officers in 2022 was determined in consultation with Compensia. For the fiscal year ending December 31, 2022, the compensation components for our Named Executive Officers serving in 2022 are being allocated as follows, based on the methods described above.

Name and Position	2022 Annual Stock Option Allocation ($)	2022 Annual Stock Option Allocation as percentage of Allocatable Compensation (%)	2022 Annual Salary ($)	2022 Annual Salary as Percentage of Allocatable Compensation (%)
Reed Hastings, Co-Chief Executive Officer, President, and Chairperson of the Board	34,000,000	98.1	650,000	1.9
Ted Sarandos, Co-Chief Executive Officer and Chief Content Officer	20,000,000	50.0	20,000,000	50.0
Spencer Neumann, Chief Financial Officer	7,000,000	50.0	7,000,000	50.0
Greg Peters, Chief Operating Officer and Chief Product Officer	8,000,000	33.3	16,000,000	66.7
David Hyman, Chief Legal Officer	5,000,000	45.5	6,000,000	54.5
Rachel Whetstone, Chief Communications Officer	1,000,000	15.4	5,500,000	84.6

Termination-based Compensation and Change in Control Retention Incentives

Our Named Executive Officers are beneficiaries of our Severance Plan. Under this Severance Plan, each employee of the Company at the level of Vice President or higher ("Covered Executive") is entitled to a severance benefit upon termination of employment (other than for cause, death or permanent disability) so long as he or she signs a waiver and release of claims in a form reasonably satisfactory to the Company.

In 2021, the severance benefit consisted of a lump sum cash payment equal to 12 months of allocatable compensation, or, for newly hired Covered Executives only, a cash payment equal to 36 months of allocatable compensation, which is reduced by an amount equal to one month of allocatable compensation for each month of tenure at the Company for the first 24 months of continuous employment following hire by the Company, such that the minimum benefit for such newly hired Covered Executives is the cash equivalent of 12 months of allocatable compensation. The right to receive a severance benefit terminates upon a change in control transaction, so that the Covered Executives under the Severance Plan are not entitled to both a change in control benefit as well as a severance benefit. In order to remain competitive in attracting and retaining top talent, the Severance Plan was amended during 2021 to increase the minimum severance benefit under the Severance Plan from 9 months to 12 months of allocatable compensation and to increase the starting severance benefit for newly hired Covered Executives from 24 months to 36 months of allocatable compensation.

In lieu of the severance benefit described above, the Severance Plan provides that employees covered by the Severance Plan who are employed by the Company on the date of a change in control transaction are entitled to receive a lump sum cash payment equal to 12 months of allocatable compensation regardless of whether their employment terminates.

We also maintain a plan for our director level employees (the "Director Plan") that provides those employees who are employed by the Company on the date of a change in control transaction with a lump sum cash payment equal to six months of allocatable compensation, regardless of whether their employment terminates. While director level employees are not guaranteed any severance upon termination of employment, to the extent any severance is provided to a director level employee, payment associated with the change in control will be in lieu of or otherwise offset against any such severance payment.

We have a "single trigger" change in control plan for our executive officers. Given our monthly grants of fully vested options, a change in control does not trigger acceleration of unvested shares, which is a typical concern about single triggers. We use a single trigger change in control plan because we believe that double trigger plans, which require the occurrence of both a change in control and the executive's termination of service from the Company for an executive to receive severance, create a misaligned incentive for executives to attempt to be terminated from the Company in the event of a change in control. We would rather encourage our executives to continue to focus on the long-term success of the Company instead of their individual severance opportunities.

The benefits owing under the Severance Plan or Director Plan are to be paid to an individual covered under the applicable plan by the Company as soon as administratively practicable following the completion of all conditions to the payment, but in no event more than two and one half months following the date of the triggering event. We believe that benefits under the Severance Plan are consistent with similar benefits offered to executive officers of similarly situated companies and moreover, the Severance Plan is an important mechanism for attracting and retaining outstanding performers. Each of the terms "allocatable compensation," "cause" and "change in control" are defined in the Severance Plan, a copy of which is attached as Exhibit 10.1 to the Company's Form 8-K filed on September 10, 2021.

Tax Considerations

Section 162(m) of the Internal Revenue Code ("Section 162(m)") was among the provisions that were amended pursuant to The Tax Cuts and Jobs Act (the "Tax Act"), which was signed into law on December 22, 2017. The prior version of Section 162(m) generally disallowed a tax deduction for compensation that we paid to our Chief Executive Officer or any of the next three most highly compensated executive officers (excluding the Chief Financial Officer) to the extent that the compensation for any such individual exceeded $1 million in any taxable year. However, this deduction limitation did not apply to compensation that was "performance-based" under Section 162(m). The Tax Act amended Section 162(m) to eliminate the exception for performance-based compensation. As a result, effective for our 2018 fiscal year and thereafter, the maximum U.S. federal income tax deduction that we may receive for annual compensation paid to any officer covered by Section 162(m) is $1 million per officer, subject to a transition rule that is described below.

The Tax Act also expanded the individuals covered by Section 162(m) to include our Chief Financial Officer and certain of our former officers. Separately, the Tax Act included a transition rule with respect to compensation that is provided pursuant to a written binding contract in effect on November 2, 2017 and not materially modified after that date. We continued to grant stock options in 2021, although the compensation income recognized upon exercise of such grants by individuals covered by Section 162(m) will not be deductible by us to the extent the total compensation for each such individual exceeds $1 million in the year in which the stock options are exercised. On December 30, 2020, the Internal Revenue Service published final Section 162(m) regulations that generally implement amendments made to Section 162(m) by the Tax Act.

The Compensation Committee considers the tax impact of the Company's compensation program, and will generally seek to preserve the deductibility of any performance-based compensation that is subject to the transition rule of the Tax Act, to the extent practicable and in the best interests of the Company and its stockholders. However, the Compensation Committee reserves the right to pay compensation that is not tax deductible.

Prohibition on Hedging

Our Insider Trading Policy prohibits our section 16 officers and directors from engaging in any transactions involving any hedging or derivatives of Company equity securities, including trading in futures and derivative securities and engaging in hedging activities relating to our securities (including forward sales contracts, equity swaps, collars, puts, calls, exchange traded options and exchange funds), or otherwise engaging in transactions that are designed to hedge or offset decreases in the market value of our equity securities, provided that it does not limit director and officer participation in our stock option program. This prohibition applies only to transactions initiated on or after March 4, 2020 and applies to Company equity securities that are (i) granted to the section 16 officer or director by the Company as part of their compensation or (ii) held, directly or indirectly, by the section 16 officer or the director.

Clawback of Performance-Based Awards

While we do not currently use performance-based awards, the Netflix, Inc. 2020 Stock Plan allows us to recover certain performance-based equity awards or amounts paid in respect of such awards in the event of certain acts of misconduct by award recipients. Such misconduct generally relates to contributing to or failing to take reasonable steps to prevent an accounting restatement due to material noncompliance with financial reporting requirements.

Compensation Risk

Our compensation policies for non-executive salaried employees are the same as those outlined for our Named Executive Officers. Given the design of our compensation structure, as detailed in the foregoing Compensation Discussion and Analysis, we do not believe that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Code of Ethics

We have adopted a Code of Ethics for our directors, officers and other employees. A copy of the Code of Ethics is available on our Investor Relations website at *https://ir.netflix.net/governance/governance-docs/default.aspx.* Any changes or waivers of the Code of Ethics will be posted at that website.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Compensation Committee of the Board

Rodolphe Belmer
Mathias Döpfner
Timothy M. Haley
Anne Sweeney

Compensation of Named Executive Officers and Other Matters

Summary Compensation Table

The following Summary Compensation Table sets forth information concerning the compensation paid to our Named Executive Officers in 2021, 2020, and 2019, other than Ms. Whetstone who was not a Named Executive Officer in 2019. A description of the method for determining the amount of salary in proportion to total compensation is set forth above in "Compensation Discussion and Analysis."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
REED HASTINGS Co-Chief Executive Officer, President, and Chairperson of the Board	2021	650,000		39,731,118	442,607[3]	40,823,725
	2020	650,000		42,428,878	147,146[3]	43,226,024
	2019	700,000		37,411,492	465,637[3]	38,577,129
TED SARANDOS Co-Chief Executive Officer and Chief Content Officer	2021	20,000,000		17,119,501	1,112,663[4]	38,232,164
	2020	20,000,000		18,304,124	1,014,127[5]	39,318,251
	2019	18,000,000		16,575,902	98,497[6]	34,674,399
SPENCER NEUMANN Chief Financial Officer	2021	6,000,000		6,480,431	30,265[7]	12,510,696
	2020	6,050,000		6,865,017	24,134[8]	12,939,151
	2019	4,981,693[9]	1,700,000[10]	5,272,020	29,008[11]	11,982,721
GREG PETERS Chief Operating Officer and Chief Product Officer	2021	12,000,000		8,063,284	308,109[12]	20,371,393
	2020	12,000,000		8,664,337	141,658[13]	20,805,995
	2019	10,000,000		8,287,734	340,976[14]	18,628,710
DAVID HYMAN Chief Legal Officer	2021	4,725,000		5,440,831	11,742[15]	10,177,573
	2020	5,500,000		4,956,023	13,324[16]	10,469,347
	2019	3,500,000		4,643,129	15,550[17]	8,158,679
RACHEL WHETSTONE Chief Communications Officer	2021	4,750,000		579,116	302[18]	5,329,418
	2020	4,800,000		555,929	170[18]	5,356,099

(1) Dollar amounts in the Option Awards column reflect the grant date fair value with respect to stock options during the respective fiscal year, computed in accordance with FASB ASC Topic 718. The dollar amounts set forth in the Option Awards column are different than the stock option allocation amounts described in the section above entitled "Compensation Discussion and Analysis" because the stock option allocation amounts in such section are reflective of the total compensation amount attributable to stock option grants, rather than the accounting valuation. For a discussion of the assumptions made in the valuation reflected in the Option Awards column, refer to Note 9 to the Company's consolidated financial statements for the fiscal year ended December 31, 2021 in our Form 10-K filed with the SEC on January 27, 2022.

(2) We permit our Named Executive Officers and their family members and guests to use our corporate aircraft for personal use. Personal use of company aircraft is calculated based upon our actual aggregate incremental cost to operate the aircraft, including fuel, crew, and catering costs, as well as other variable costs. Fixed costs, which do not change based on usage, are excluded.

(3) Includes $442,607, $147,146 and $465,637 for personal use of company aircraft in 2021, 2020 and 2019, respectively.

(4) Includes $11,600 representing our matching contribution made under our 401(k) plan, $16,353 for car services, $192,137 for personal use of company aircraft, and $892,573 in residential security costs paid to a third-party provider by the Company valued on the basis of aggregate incremental cost to the Company. The Compensation Committee approved the residential security costs after considering the potential security concerns related to Mr. Sarandos's service as an executive officer and believes the security costs are a necessary and appropriate business expense.

(5) Includes $11,400 representing our matching contribution made under our 401(k) plan, $7,639 for car services, and $995,088 in residential security costs paid to a third-party provider by the Company valued on the basis of aggregate incremental cost to the Company.

(6) Includes $9,800 representing our matching contribution made under our 401(k) plan, $74,282 for personal use of company aircraft and $14,415 for car services.

(7) Includes $11,600 representing our matching contribution made under our 401(k) plan, $8,305 for personal use of company aircraft and $10,359 for car services.

(8) Includes $14,581 representing our matching contribution made under our 401(k) plan, $2,174 for personal use of company aircraft and $7,379 for car services.

(9) Amount reflects the prorated payment of Mr. Neumann's salary based on his employment start date of January 7, 2019.

(10) Amount represents a one-time cash payment Mr. Neumann received upon joining the Company, which served as an inducement for him to join the Company.

(11) Includes $6,731 representing our matching contribution made under our 401(k) plan and $22,277 for car services.

(12) Includes $308,109 for personal use of company aircraft.

(13) Includes $140,394 for personal use of company aircraft and $1,264 for commuting expenses.

(14) Includes $340,471 for personal use of company aircraft and $505 for commuting expenses.

(15) Includes $11,600 representing our matching contribution made under our 401(k) plan and $142 for car services.

(16) Includes $11,400 representing our matching contribution made under our 401(k) plan, $1,664 for commuting expenses and $260 for car services.

(17) Includes $9,800 representing our matching contribution made under our 401(k) plan, $1,481 reimbursed by the Company for tax preparation, $4,118 for commuting expenses and $151 for car services.

(18) Includes $302 and $170 for car services in 2021 and 2020, respectively.

Grants of Plan-Based Awards

The following table sets forth information concerning grants of awards made to the Named Executive Officers during 2021. As described above in "Compensation Discussion and Analysis," we grant eligible employees, including the Named Executive Officers, fully vested stock options on a monthly basis. These stock options can generally be exercised up to 10 years following the date of grant, regardless of employment status. These are the only equity awards made to the Named Executive Officers. The material terms of these stock option grants, including the formula for determining the number of stock options to be granted, are set forth above in "Compensation Discussion and Analysis."

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Reed Hastings	1/4/2021	13,547	522.86	3,531,765
	2/1/2021	13,141	539.04	3,531,934
	3/1/2021	12,864	550.64	3,531,890
	4/1/2021	13,131	539.42	3,311,892
	5/3/2021	13,913	509.11	3,311,949
	6/1/2021	14,193	499.08	3,312,040
	7/1/2021	13,276	533.54	3,139,985
	8/2/2021	13,750	515.15	3,140,001
	9/1/2021	12,169	582.07	3,139,955
	10/1/2021	11,553	613.15	3,260,099
	11/1/2021	10,398	681.17	3,259,678
	12/1/2021	11,466	617.77	3,259,929
Ted Sarandos	1/4/2021	5,837	522.86	1,521,733
	2/1/2021	5,662	539.04	1,521,788
	3/1/2021	5,543	550.64	1,521,864
	4/1/2021	5,658	539.42	1,427,057
	5/3/2021	5,995	509.11	1,427,092
	6/1/2021	6,116	499.08	1,427,213
	7/1/2021	5,720	533.54	1,352,871
	8/2/2021	5,925	515.15	1,353,055
	9/1/2021	5,243	582.07	1,352,846
	10/1/2021	4,978	613.15	1,404,724
	11/1/2021	4,481	681.17	1,404,753
	12/1/2021	4,940	617.77	1,404,505

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Spencer Neumann	1/4/2021	2,192	522.86	571,464
	2/1/2021	2,145	539.04	576,516
	3/1/2021	2,100	550.64	576,568
	4/1/2021	2,143	539.42	540,506
	5/3/2021	2,271	509.11	540,605
	6/1/2021	2,317	499.08	540,689
	7/1/2021	2,167	533.54	512,530
	8/2/2021	2,245	515.15	512,677
	9/1/2021	1,986	582.07	512,446
	10/1/2021	1,886	613.15	532,204
	11/1/2021	1,697	681.17	531,994
	12/1/2021	1,872	617.77	532,233
Greg Peters	1/4/2021	2,750	522.86	716,938
	2/1/2021	2,666	539.04	716,546
	3/1/2021	2,611	550.64	716,866
	4/1/2021	2,665	539.42	672,164
	5/3/2021	2,823	509.11	672,007
	6/1/2021	2,881	499.08	672,302
	7/1/2021	2,694	533.54	637,174
	8/2/2021	2,790	515.15	637,135
	9/1/2021	2,470	582.07	637,332
	10/1/2021	2,344	613.15	661,445
	11/1/2021	2,111	681.17	661,779
	12/1/2021	2,327	617.77	661,596
David Hyman	1/4/2021	1,573	522.86	410,088
	2/1/2021	1,827	539.04	491,047
	3/1/2021	1,787	550.64	490,632
	4/1/2021	1,825	539.42	460,300
	5/3/2021	1,934	509.11	460,383
	6/1/2021	1,972	499.08	460,181
	7/1/2021	1,845	533.54	436,372
	8/2/2021	1,911	515.15	436,403
	9/1/2021	1,691	582.07	436,327
	10/1/2021	1,605	613.15	452,909
	11/1/2021	1,445	681.17	452,994
	12/1/2021	1,594	617.77	453,194

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Rachel Whetstone	1/4/2021	179	522.86	46,666
	2/1/2021	193	539.04	51,873
	3/1/2021	189	550.64	51,891
	4/1/2021	194	539.42	48,931
	5/3/2021	204	509.11	48,562
	6/1/2021	209	499.08	48,772
	7/1/2021	195	533.54	46,121
	8/2/2021	202	515.15	46,129
	9/1/2021	179	582.07	46,187
	10/1/2021	170	613.15	47,972
	11/1/2021	153	681.17	47,964
	12/1/2021	169	617.77	48,049

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning equity awards for each Named Executive Officer that remained outstanding as of December 31, 2021. All stock options are fully vested and can generally be exercised up to 10 years following the date of grant.

	Option Awards		
Name	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Reed Hastings	26,278	31.71	06/03/2023
	26,012	32.04	07/01/2023
	23,415	35.59	08/01/2023
	20,188	41.29	09/03/2023
	17,969	46.37	10/01/2023
	17,717	47.04	11/01/2023
	16,030	51.99	12/02/2023
	16,079	51.83	01/02/2024
	21,637	57.77	02/03/2024
	19,635	63.66	03/03/2024
	23,996	52.10	04/01/2024
	25,998	48.07	05/01/2024
	20,734	60.29	06/02/2024
	18,494	67.59	07/01/2024
	20,566	60.77	08/01/2024
	18,361	68.09	09/02/2024
	19,943	62.69	10/01/2024

Name	Option Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Reed Hastings (continued)	22,526	55.49	11/03/2024
	25,599	48.83	12/01/2024
	25,074	49.85	01/02/2025
	45,290	63.01	02/02/2025
	41,601	68.61	03/02/2025
	48,363	59.02	04/01/2025
	35,868	79.58	05/01/2025
	32,067	89.00	06/01/2025
	30,485	93.64	07/01/2025
	25,360	112.56	08/03/2025
	26,977	105.79	09/01/2025
	26,933	105.98	10/01/2025
	26,513	107.64	11/02/2025
	22,765	125.37	12/01/2025
	25,959	109.96	01/04/2026
	42,176	94.09	02/01/2026
	40,374	98.30	03/01/2026
	37,547	105.70	04/01/2026
	42,629	93.11	05/02/2026
	39,097	101.51	06/01/2026
	41,055	96.67	07/01/2026
	42,055	94.37	08/01/2026
	40,755	97.38	09/01/2026
	38,670	102.63	10/03/2026
	32,188	123.30	11/01/2026
	33,857	117.22	12/01/2026
	31,130	127.49	01/03/2027
	31,373	140.78	02/01/2027
	30,961	142.65	03/01/2027
	30,062	146.92	04/03/2027
	28,431	155.35	05/01/2027
	27,097	162.99	06/01/2027
	30,216	146.17	07/03/2027
	24,264	182.03	08/01/2027
	25,275	174.74	09/01/2027
	24,952	177.01	10/02/2027
	22,306	198.00	11/01/2027
	23,641	186.82	12/01/2027

Name	Option Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Reed Hastings (continued)	21,966	201.07	01/02/2028
	22,557	265.07	02/01/2028
	20,590	290.39	03/01/2028
	21,332	280.29	04/02/2028
	19,085	313.30	05/01/2028
	16,612	359.93	06/01/2028
	15,016	398.18	07/02/2028
	17,670	338.38	08/01/2028
	16,444	363.60	09/04/2028
	15,676	381.43	10/01/2028
	18,839	317.38	11/01/2028
	20,597	290.30	12/03/2028
	22,338	267.66	01/02/2029
	18,881	339.85	02/01/2029
	17,958	357.32	03/01/2029
	17,486	366.96	04/01/2029
	16,939	378.81	05/01/2029
	19,061	336.63	06/03/2029
	17,130	374.60	07/01/2029
	20,083	319.50	08/01/2029
	22,181	289.29	09/03/2029
	23,802	269.58	10/01/2029
	22,373	286.81	11/01/2029
	20,699	309.99	12/02/2029
	19,456	329.81	01/02/2030
	19,786	358.00	02/03/2030
	18,589	381.05	03/02/2030
	19,455	364.08	04/01/2030
	17,057	415.27	05/01/2030
	16,631	425.92	06/01/2030
	14,585	485.64	07/01/2030
	14,206	498.62	08/03/2030
	12,727	556.55	09/01/2030
	13,428	527.51	10/01/2030
	14,632	484.12	11/02/2030
	14,038	504.58	12/01/2030
	13,547	522.86	01/04/2031
	13,141	539.04	02/01/2031

Name	Option Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Reed Hastings (continued)	12,864	550.64	03/01/2031
	13,131	539.42	04/01/2031
	13,913	509.11	05/03/2031
	14,193	499.08	06/01/2031
	13,276	533.54	07/01/2031
	13,750	515.15	08/02/2031
	12,169	582.07	09/01/2031
	11,553	613.15	10/01/2031
	10,398	681.17	11/01/2031
	11,466	617.77	12/01/2031
Ted Sarandos	25,130	79.58	05/1/2025
	22,470	89.00	06/1/2025
	21,357	93.64	07/1/2025
	15,952	125.37	12/1/2025
	26,125	94.09	02/1/2026
	25,008	98.30	03/1/2026
	26,405	93.11	05/2/2026
	25,430	96.67	07/1/2026
	26,050	94.37	08/1/2026
	25,245	97.38	09/1/2026
	19,282	127.49	01/3/2027
	16,279	140.78	02/1/2027
	15,679	146.17	07/3/2027
	8,248	359.93	06/1/2028
	7,456	398.18	07/2/2028
	8,773	338.38	08/1/2028
	8,165	363.60	09/4/2028
	7,783	381.43	10/1/2028
	8,276	339.85	02/1/2029
	7,871	357.32	03/1/2029
	7,664	366.96	04/1/2029
	7,425	378.81	05/1/2029
	8,355	336.63	06/3/2029
	7,508	374.60	07/1/2029
	8,802	319.50	08/1/2029
	8,527	329.81	01/2/2030
	8,525	358.00	02/3/2030
	8,010	381.05	03/2/2030

| Name | Option Awards | | |
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Ted Sarandos (continued)	8,383	364.08	04/1/2030
	7,350	415.27	05/1/2030
	7,166	425.92	06/1/2030
	6,284	485.64	07/1/2030
	6,121	498.62	08/3/2030
	5,484	556.55	09/1/2030
	5,786	527.51	10/1/2030
	6,304	484.12	11/2/2030
	6,049	504.58	12/1/2030
	5,837	522.86	01/4/2031
	5,662	539.04	02/1/2031
	5,543	550.64	03/1/2031
	5,658	539.42	04/1/2031
	5,995	509.11	05/3/2031
	6,116	499.08	06/1/2031
	5,720	533.54	07/1/2031
	5,925	515.15	08/2/2031
	5,243	582.07	09/1/2031
	4,978	613.15	10/1/2031
	4,481	681.17	11/1/2031
	4,940	617.77	12/1/2031
Spencer Neumann	1,308	339.85	02/1/2029
	2,916	357.32	03/1/2029
	2,838	366.96	04/1/2029
	2,750	378.81	05/1/2029
	3,095	336.63	06/3/2029
	2,781	374.60	07/1/2029
	3,260	319.50	08/1/2029
	3,601	289.29	09/3/2029
	3,864	269.58	10/1/2029
	3,632	286.81	11/1/2029
	3,361	309.99	12/2/2029
	3,158	329.81	01/2/2030
	3,201	358.00	02/3/2030
	3,007	381.05	03/2/2030
	3,147	364.08	04/1/2030
	2,759	415.27	05/1/2030
	2,690	425.92	06/1/2030

| | Option Awards | | |
Name	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Spencer Neumann (continued)	2,360	485.64	07/1/2030
	2,298	498.62	08/3/2030
	2,058	556.55	09/1/2030
	2,173	527.51	10/1/2030
	2,367	484.12	11/2/2030
	2,270	504.58	12/1/2030
	2,192	522.86	01/4/2031
	2,145	539.04	02/1/2031
	2,100	550.64	03/1/2031
	2,143	539.42	04/1/2031
	2,271	509.11	05/3/2031
	2,317	499.08	06/1/2031
	2,167	533.54	07/1/2031
	2,245	515.15	08/2/2031
	1,986	582.07	09/1/2031
	1,886	613.15	10/1/2031
	1,697	681.17	11/1/2031
	1,872	617.77	12/1/2031
Greg Peters	7,230	94.37	08/1/2026
	7,007	97.38	09/1/2026
	6,648	102.63	10/3/2026
	5,533	123.30	11/1/2026
	5,821	117.22	12/1/2026
	5,352	127.49	01/3/2027
	4,846	140.78	02/1/2027
	4,783	142.65	03/1/2027
	4,644	146.92	04/3/2027
	4,392	155.35	05/1/2027
	4,186	162.99	06/1/2027
	4,668	146.17	07/3/2027
	3,891	182.03	08/1/2027
	4,054	174.74	09/1/2027
	4,001	177.01	10/2/2027
	3,578	198.00	11/1/2027
	3,791	186.82	12/1/2027
	3,523	201.07	01/2/2028
	5,187	265.07	02/1/2028
	4,735	290.39	03/1/2028

| Name | Option Awards | | |
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Greg Peters (continued)	4,906	280.29	04/2/2028
	4,389	313.30	05/1/2028
	3,820	359.93	06/1/2028
	3,453	398.18	07/2/2028
	4,063	338.38	08/1/2028
	3,782	363.60	09/4/2028
	3,605	381.43	10/1/2028
	4,332	317.38	11/1/2028
	4,737	290.30	12/3/2028
	5,137	267.66	01/2/2029
	4,168	339.85	02/1/2029
	3,965	357.32	03/1/2029
	3,861	366.96	04/1/2029
	3,739	378.81	05/1/2029
	4,209	336.63	06/3/2029
	3,782	374.60	07/1/2029
	4,434	319.50	08/1/2029
	4,897	289.29	09/3/2029
	5,255	269.58	10/1/2029
	4,939	286.81	11/1/2029
	4,570	309.99	12/2/2029
	4,296	329.81	01/2/2030
	4,015	358.00	02/3/2030
	3,772	381.05	03/2/2030
	3,949	364.08	04/1/2030
	3,461	415.27	05/1/2030
	3,375	425.92	06/1/2030
	2,960	485.64	07/1/2030
	2,883	498.62	08/3/2030
	2,583	556.55	09/1/2030
	2,725	527.51	10/1/2030
	2,969	484.12	11/2/2030
	2,849	504.58	12/1/2030
	2,750	522.86	01/4/2031
	2,666	539.04	02/1/2031
	2,611	550.64	03/1/2031
	2,665	539.42	04/1/2031
	2,823	509.11	05/3/2031
	2,881	499.08	06/1/2031
	2,694	533.54	07/1/2031

Name	Option Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Greg Peters (continued)	2,790	515.15	08/2/2031
	2,470	582.07	09/1/2031
	2,344	613.15	10/1/2031
	2,111	681.17	11/1/2031
	2,327	617.77	12/1/2031
David Hyman	3,143	79.58	05/1/2025
	2,807	89.00	06/1/2025
	2,667	93.64	07/1/2025
	2,221	112.56	08/3/2025
	2,363	105.79	09/1/2025
	2,359	105.98	10/1/2025
	2,322	107.64	11/2/2025
	1,994	125.37	12/1/2025
	2,274	109.96	01/4/2026
	4,439	94.09	02/1/2026
	4,249	98.30	03/1/2026
	3,952	105.70	04/1/2026
	4,487	93.11	05/2/2026
	4,115	101.51	06/1/2026
	4,321	96.67	07/1/2026
	4,426	94.37	08/1/2026
	4,290	97.38	09/1/2026
	4,070	102.63	10/3/2026
	3,387	123.30	11/1/2026
	3,564	117.22	12/1/2026
	3,276	127.49	01/3/2027
	1,798	140.78	02/1/2027
	1,775	142.65	03/1/2027
	1,722	146.92	04/3/2027
	1,630	155.35	05/1/2027
	1,553	162.99	06/1/2027
	1,732	146.17	07/3/2027
	1,390	182.03	08/1/2027
	1,449	174.74	09/1/2027
	1,430	177.01	10/2/2027
	1,278	198.00	11/1/2027
	1,355	186.82	12/1/2027
	1,259	201.07	01/2/2028
	2,574	265.07	02/1/2028
	2,349	290.39	03/1/2028

Name	Option Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
David Hyman (continued)	2,435	280.29	04/2/2028
	2,177	313.30	05/1/2028
	1,896	359.93	06/1/2028
	1,713	398.18	07/2/2028
	2,017	338.38	08/1/2028
	1,876	363.60	09/4/2028
	1,789	381.43	10/1/2028
	2,150	317.38	11/1/2028
	2,350	290.30	12/3/2028
	2,549	267.66	01/2/2029
	2,360	339.85	02/1/2029
	2,245	357.32	03/1/2029
	2,186	366.96	04/1/2029
	2,117	378.81	05/1/2029
	2,383	336.63	06/3/2029
	2,141	374.60	07/1/2029
	2,511	319.50	08/1/2029
	2,772	289.29	09/3/2029
	2,976	269.58	10/1/2029
	2,796	286.81	11/1/2029
	2,587	309.99	12/2/2029
	2,432	329.81	01/2/2030
	2,299	358.00	02/3/2030
	2,160	381.05	03/2/2030
	2,260	364.08	04/1/2030
	1,981	415.27	05/1/2030
	1,932	425.92	06/1/2030
	1,695	485.64	07/1/2030
	1,650	498.62	08/3/2030
	1,479	556.55	09/1/2030
	1,560	527.51	10/1/2030
	1,700	484.12	11/2/2030
	1,631	504.58	12/1/2030
	1,573	522.86	01/4/2031
	1,827	539.04	02/1/2031
	1,787	550.64	03/1/2031
	1,825	539.42	04/1/2031
	1,934	509.11	05/3/2031
	1,972	499.08	06/1/2031
	1,845	533.54	07/1/2031
	1,911	515.15	08/2/2031

Name	Option Awards		
	Number of Securities Underlying Unexercised Options: Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
David Hyman (continued)	1,691	582.07	09/1/2031
	1,605	613.15	10/1/2031
	1,445	681.17	11/1/2031
	1,594	617.77	12/1/2031
Rachel Whetstone	20	290.30	12/3/2028
	137	267.66	01/2/2029
	214	339.85	02/1/2029
	204	357.32	03/1/2029
	199	366.96	04/1/2029
	192	378.81	05/1/2029
	217	336.63	06/3/2029
	195	374.60	07/1/2029
	228	319.50	08/1/2029
	252	289.29	09/3/2029
	271	269.58	10/1/2029
	254	286.81	11/1/2029
	235	309.99	12/2/2029
	221	329.81	01/2/2030
	262	358.00	02/3/2030
	246	381.05	03/2/2030
	257	364.08	04/1/2030
	226	415.27	05/1/2030
	220	425.92	06/1/2030
	193	485.64	07/1/2030
	188	498.62	08/3/2030
	169	556.55	09/1/2030
	177	527.51	10/1/2030
	194	484.12	11/2/2030
	186	504.58	12/1/2030
	179	522.86	01/4/2031
	193	539.04	02/1/2031
	189	550.64	03/1/2031
	194	539.42	04/1/2031
	204	509.11	05/3/2031
	209	499.08	06/1/2031
	195	533.54	07/1/2031
	202	515.15	08/2/2031
	179	582.07	09/1/2031
	170	613.15	10/1/2031
	153	681.17	11/1/2031
	169	617.77	12/1/2031

Option Exercises

The following table sets forth information concerning each exercise of stock options during 2021 for each of the Named Executive Officers on an aggregated basis.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]
Reed Hastings	788,508	452,432,715
Ted Sarandos	69,707	23,410,294
Spencer Neumann	—	—
Greg Peters	34,504	19,028,557
David Hyman	18,116	10,169,476
Rachel Whetstone	—	—

(1) Dollar value realized on exercise equals the difference between the closing price on the date of exercise less the exercise price of the option and does not necessarily reflect the sales price of the shares or if a sale was made.

Potential Payments upon Termination or Change-in-Control

The Named Executive Officers are beneficiaries of our Severance Plan, as described in more detail above in "Compensation Discussion and Analysis." The information below reflects the estimated value of the compensation to be paid by us to each of the Named Executive Officers in the event of termination or a change in control under the terms of the Severance Plan. The amounts shown below assume that termination or change in control was effective as of December 31, 2021 and is based on 2022 allocatable compensation, which went into effect prior to the end of the 2021 fiscal year. The actual amounts that would be paid can only be determined at the time of the actual triggering event.

Name	Severance Benefit ($)[1]	Change in Control Benefit ($)[2]
Reed Hastings	34,650,000	34,650,000
Ted Sarandos	40,000,000	40,000,000
Spencer Neumann	14,000,000	14,000,000
Greg Peters	24,000,000	24,000,000
David Hyman	11,000,000	11,000,000
Rachel Whetstone	6,500,000	6,500,000

(1) The amounts in this column correspond to lump sum payments in cash that are equal to twelve months of allocatable compensation. The amounts in this column would be payable upon a termination of employment (other than for cause, death, or permanent disability), so long as the Named Executive Officer signs a waiver and release of claims in a form reasonably satisfactory to us. The right to receive a severance benefit terminates upon a change in control transaction, so that the Named Executive Officers are not entitled to both a change in control benefit and a severance benefit.
(2) The amounts in this column correspond to lump sum payments in cash that are equal to twelve months of allocatable compensation for the Named Executive Officer as of December 31, 2021. These are single-trigger payments that would be made upon a change in control, provided that the Named Executive Officer had not previously received severance under the Severance Plan.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our Co-Chief Executive Officers, Messrs. Hastings and Sarandos. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

As disclosed in the Summary Compensation Table, the 2021 annual total compensation as determined under Item 402 of Regulation S-K was $40,823,725 for Mr. Hastings and $38,232,164 for Mr. Sarandos. The 2021 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $201,743. Based on the foregoing, our estimate of the ratio of our Co-Chief Executive Officers' annual total compensation to our median employee's annual total compensation for fiscal year 2021 is 202 to 1, in the case of Mr. Hastings, and 190 to 1, in the case of Mr. Sarandos.[1] Given the different methodologies that various public companies will use to determine an estimate of their pay ratios, the estimated ratio reported above should not be used as a basis for comparison between companies.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

We selected December 31, 2021, which is within the last three months of 2021, as the date upon which we would identify the "median employee." We also used December 31 as our measuring date in 2020. Consistent with the Summary Compensation Table, we examined total annual compensation for all employees (excluding Messrs. Hastings and Sarandos), which included: base salary, option awards consisting of stock options, and other compensation such as 401(k) matching contributions. We annualized the compensation of all full-time and part-time employees who were not employed by us for all of 2021. For employees outside the United States, we converted their compensation to U.S. dollars using the applicable average exchange rate for 2021.

---

[1] While the 2021 allocatable compensation for Messrs. Hastings and Sarandos were identical, the total compensation amount determined under Item 402 of Regulation S-K and resulting pay ratios differ due to the accounting valuation attributable to their stock option grants and the compensation that was reported for them as "All Other Compensation" for 2021 in the Summary Compensation Table.

STOCKHOLDER PROPOSAL:
Simple Majority Vote

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA, 90278, the beneficial owner of 10 shares of the Company's common stock on the date the proposal was submitted, has notified the Company of his intent to present the following proposal at the Annual Meeting.

RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote to be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Our current 67% supermajority vote requirement from all shares outstanding translates into a required 89% vote from the shares that cast ballots at the annual meeting. This is a substantial barrier to improving the corporate governance at Netflix.

This proposal topic won more than 80% support 5-times at Netflix since 2013:

2021 - 90%, 2019- 88%, 2016- 82%, 2015 - 80%, 2013 -81%

In contrast to the above 80%+ votes Netflix shareholders are voting against Netflix directors. These are the negative votes against Netflix directors in 2021:

Richard Barton   A whooping [sic] 72% against
Rodolphe Belmer   43% against
Bradford Smith   58% against
Anne Sweeney   46% against

49% of shares rejected management pay in 2021. Shareholders have the corresponding opportunity to vote against all members of the management pay committee standing for election in 2022. Unfortunately Netflix management no longer identifies the chairman of the management pay committee in the annual meeting proxy.

Please vote yes: Simple Majority Vote - Proposal 7



Netflix Opposing Statement

This Proposal 7 requests a simple majority standard in connection with each voting requirement in the Company's charter and bylaws. The Board has considered the stockholder proposal and concluded that its adoption is unnecessary and would not be in the best interests of Netflix or its stockholders in light of the simple majority standard that we are instead asking stockholders to adopt in Proposal 3.

The Board recommends that the Company's stockholders oppose this proposal and instead adopt the simple majority standard set out in Proposal 3, which we believe is in line with market practice and responsive to investor concerns requesting the elimination of standards that exceed a simple majority vote.

Over the years, we have engaged with many of our stockholders who have indicated support for the elimination of supermajority voting provisions. The Board has considered these sentiments, along with stockholders' prior voting results on this issue in bringing Proposal 3. Having taken into account stockholder feedback from these conversations, the Board believes that the simple majority provisions provided in Proposal 3 is responsive to stockholder views.

Proposal 3 would eliminate all supermajority voting provisions set forth in the Company's charter and, contingent on its adoption and upon its effectiveness, the Company has committed to making certain conforming changes to its bylaws (which changes do not require stockholder approval) to eliminate supermajority voting requirements contained therein. Accordingly, the Board believes that this advisory and non-binding stockholder Proposal 7 is unnecessary and confusing, as the simple majority standard provided in Proposal 3 adequately and appropriately addresses investor concerns.

For the foregoing reasons, the Board unanimously recommends that you vote "AGAINST" Proposal 7 and instead vote "FOR" Proposal 3.

Required Vote

The affirmative vote of the majority of the Votes Cast is required to approve the stockholder proposal. The proposal is precatory and accordingly, is not binding on the Board or the Company.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 7.

STOCKHOLDER PROPOSAL:
Lobbying Activity Report

In accordance with SEC rules, we have set forth below a stockholder proposal, along with the supporting statement of the stockholder proponent, for which we and our Board accept no responsibility. The stockholder proposal is required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting. As explained below, our Board unanimously recommends that you vote "AGAINST" the stockholder proposal.

Boston Common Asset Management, 200 State Street, 7th Floor, Boston, MA 02109, the beneficial owner of at least $25,000 of the Company's common stock on the date the proposal was submitted, has notified the Company of its intent to present the following proposal at the Annual Meeting.

Whereas, full disclosure of Netflix's lobbying activities and expenditures to assess whether its lobbying is consistent with Netflix's expressed goals and stockholder interests.

Resolved, stockholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Netflix used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Netflix's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Netflix is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee and posted on Netflix's website.

Supporting Statement

Netflix spent $8,805,000 from 2012 – 2020 on federal lobbying. This does not include state lobbying expenditures, where Netflix also lobbies but disclosure is uneven or absent. For example, Netflix spent $406,250 on lobbying in California from 2019 – 2020. Netflix lobbies abroad, spending between €700,000 – 799,999 on lobbying in Europe for 2020. According to press reports, Netflix has "focused more of its public policy strategy internationally, where most of its growth lies and where it faces tenacious regulators."[3]

Netflix fails to disclose its memberships in or payments to trade associations and social welfare organizations or the amounts used for lobbying, including grassroots. Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity. These groups may be spending "at least double what's publicly reported."[4] Netflix belongs to the Business Roundtable and Motion Picture Association of America, which together spent $20,260,000 on federal lobbying for 2020.

---

[3] https://www.hollywoodreporter.com/tv/tv-news/netflix-lobbying-machine-inside-effort-sway-policy-worldwide-1229622/

[4] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publiclyreported/.

We are concerned Netflix's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, Netflix has drawn attention for supporting voting rights, yet opposing investor proposals for political spending disclosure.[5] And while Netflix has attracted scrutiny for avoiding federal income taxes,[6] the Business Roundtable has been lobbying against raising corporate taxes to fund health care, education and safety net programs.[7]

We urge Netflix to expand its lobbying disclosure.

Netflix Opposing Statement

The Board has considered the stockholder proposal and, for the reasons described below, believes that the proposal is not in the best interests of Netflix and our stockholders. The Board believes that the report requested by the Proposal would be largely duplicative of Netflix's existing report and is not an effective use of Netflix's resources.

The Board has considered stockholders' feedback and provided additional transparency on our political activity

The Board has considered stockholders' prior vote and statements in support of additional disclosure, during engagement and related to a substantially similar advisory and non-binding proposal presented last year, and has since taken action. Having taken into account stockholder feedback and their directly expressed views, we published a Political Activity Disclosures report in January 2022, which includes information on our approach to public policy advocacy, political contributions, lobbying activities and memberships in trade associations.

Specifically, our Political Activity Disclosures report, among other things, provides the following:

(i) a description of our approach to public policy advocacy;

(ii) an overview of management's and the Board's decision-making process and oversight for making lobbying payments (including that our Public Policy team, which reports directly to our Chief Legal Officer, oversee regulatory matters and government affairs and that the Nominating and Governance Committee of our Board reviews the Political Activity Disclosures on an annual basis);

(iii) insight into the reasoning for any lobbying expenditures and trade association memberships;

(iv) access to federal lobbying disclosure reports disclosing the amount we spent on federal lobbying activities;

(v) quantified disclosure of our political contributions during calendar years 2020 and 2021 to candidate campaigns, political party committees, political committees, other political organizations exempt from federal income taxes under IRC Section 527, and ballot measure committees; and

(vi) that the Netflix PAC made no political contributions in 2020 or 2021, and it raised no new funds during that time.

We believe our report, combined with the wide range of additional public disclosure, provides appropriate information to stockholders and other stakeholders

By comparison, the proponent requests additional disclosure regarding payments used for indirect lobbying or grassroots lobbying communication, but the Company may not have visibility or control over such other organizations' activities. Furthermore, although trade associations that the Company is a member of may engage in lobbying activities, Netflix is a member of trade associations for a variety of reasons not related to lobbying, including for information gathering and

---

[5] https://www.marketwatch.com/story/netflix-uber-support-u-s-voting-rights-but-oppose-shareholders-push-for-political-lobbyingtransparency-11618440799.

[6] https://itep.org/pandemic-profits-netflix-made-record-profits-in-2020-paid-a-tax-rate-of-less-than-1-percent/.

[7] https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/

professional development and does not control trade association decision-making. It would be misleading to stockholders to attribute all of such organizations' activities to the Company. We believe that our Political Activity Disclosures report, when taken together with the wide range of additional disclosure that is publicly available, provides stockholders and the public with appropriate information regarding our political contributions and public policy advocacy activities.

For the foregoing reasons, the Board unanimously believes that this proposal is not in the best interests of Netflix or our stockholders, and recommends that you vote "AGAINST" Proposal 8.

Required Vote

The affirmative vote of the majority of the Votes Cast is required to approve the stockholder proposal. The proposal is precatory and accordingly, is not binding on the Board or the Company.

Netflix Recommendation

 The Board unanimously recommends that the stockholders vote "**AGAINST**" Proposal 8.

Other Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 4, 2022 by (i) each stockholder that we know is the beneficial owner of more than 5% of our common stock, (ii) each director and nominee for director, (iii) each Named Executive Officer, and (iv) all executive officers and directors as a group. We have relied upon information provided to us by our directors and Named Executive Officers and copies of documents sent to us that have been filed with the SEC by others for purposes of determining the number of shares each person beneficially owns. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes those persons who have voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 4, 2022 are also deemed outstanding for purposes of calculating the percentage ownership of that person, and if applicable, the percentage ownership of the executive officers and directors as a group, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise indicated, the address for each stockholder listed in the table below is c/o Netflix, Inc., 100 Winchester Circle, Los Gatos, CA 95032.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group, Inc.[1] 100 Vanguard Blvd Malvern, PA 19355	33,560,277	7.55%
BlackRock, Inc.[2] 55 East 52nd Street New York, NY 10055	29,228,602	6.58%
Capital Research Global Investors[3] 333 South Hope Street Los Angeles, CA 90071	25,966,372	5.84%
Reed Hastings[4]	7,611,449	1.70%
Jay C. Hoag[5] 250 Middlefield Road Menlo Park, CA 94025	1,714,723	*
Ted Sarandos[6]	572,994	*
Greg Peters[7]	286,802	*
David Hyman[8]	226,857	*
Spencer Neumann[9]	102,721	*
Richard N. Barton[10]	33,399	*
Leslie Kilgore[11]	48,361	*
Timothy M. Haley[12] c/o Redpoint Ventures 2969 Woodside Road Woodside, CA 94062	39,286	*
Bradford L. Smith[13]	31,831	*
Ann Mather[14]	17,517	*
Anne M. Sweeney[15]	10,165	*
Rachel Whetstone[16]	9,435	*
Mathias Döpfner[17]	6,603	*
Rodolphe Belmer[18]	6,002	*
Strive Masiyiwa[19]	1,924	*
All directors and executive officers as a group (18 persons)[20]	10,724,264	2.39%

*   Less than 1% of the Company's outstanding shares of common stock.

(1)   As of December 31, 2021, based on information provided by The Vanguard Group, Inc. in the Schedule 13G/A filed February 10, 2022. Of the shares beneficially owned, The Vanguard Group, Inc. reported that it has sole dispositive power with respect to 31,733,670 shares, shared dispositive power with respect to 1,826,607 shares, shared voting power with respect to 746,033 shares, and sole voting power with respect to zero shares.

(2)   As of December 31, 2021, based on information provided by BlackRock, Inc. in the Schedule 13G/A filed February 3, 2022. Of the shares beneficially owned, BlackRock, Inc. reported that it has sole dispositive power with respect to all of the shares and sole voting power with respect to 23,924,562 shares.

(3)   As of December 31, 2021, based on information provided by Capital Research Global Investors in the Schedule 13G/A filed February 11, 2022. Of the shares beneficially owned, Capital Research Global Investors reported that it has sole dispositive power with respect to all the shares and sole voting power with respect to 25,955,084 shares.

(4)   Includes options to purchase 2,452,508 shares. Mr. Hastings is a trustee of the Hastings-Quillin Family Trust, which is the holder of 5,158,941 of the Company's shares.

(5)   Includes (i) 237,382 common shares that are directly held by TCV VII, L.P. ("TCV VII"), (ii) 123,276 common shares that are directly held by TCV VII (A), L.P. ("TCV VII (A)"), (iii) 16,178 common shares that are directly held by TCV Member Fund, L.P. ("Member Fund"), (iv) 192,130 common shares that are directly held by TCV VIII, L.P. ("TCV VIII"), (v) 51,811 common shares that are directly held by TCV VIII (A), L.P. ("TCV VIII (A)"), (vi) 11,934 common shares that are directly held by TCV VIII (B), L.P. ("TCV VIII (B)"), (vii) 320,217 common shares that are directly held by Orange Investor, L.P. ("Orange Investor"), (viii) 86,352 common shares that are directly held by Orange Investor (A), L.P. ("Orange Investor (A)"), (ix) 19,888 common shares that are directly held by Orange Investor (B), L.P. ("Orange Investor (B)"), (x) 23,542 common shares that are directly held by Orange (MF) Investor, L.P. ("Orange Investor (MF)"), (xi) options to purchase 13,698 common shares held by Jay C. Hoag, (xii) 462,477 common shares held by the Hoag Family Trust U/A Dtd 8/2/94 (the "Hoag Family Trust"), and (xiii) 155,838 common shares held by Hamilton Investments Limited Partnership ("Hamilton Investments").

Jay C. Hoag and six other individuals (the "Class A Directors of Management VII") are Class A Directors of Technology Crossover Management VII, Ltd. ("Management VII") and limited partners of Technology Crossover Management VII, L.P. ("TCM VII") and Member Fund. Management VII is the general partner of TCM VII, which in turn is the general partner of TCV VII and TCV VII (A). Management VII is also a general partner of Member Fund. The Class A Directors of Management VII and TCM VII may be deemed to beneficially own the shares held by TCV VII, TCV VII (A) and Member Fund, but each disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Mr. Hoag and five other individuals (the "Class A Directors of Management VIII") are Class A Directors of Technology Crossover Management VIII, Ltd. ("Management VIII") and limited partners of Technology Crossover Management VIII, L.P. ("TCM VIII"). Management VIII is the general partner of TCM VIII, which in turn is the general partner of TCV VIII, TCV VIII (A) and TCV VIII (B). TCV VIII is the sole member of Orange Investor GP, LLC ("Orange GP"), which in turn is the sole general partner of Orange Investor, Orange (A) Investor, Orange (B) Investor, and Orange (MF) Investor. The Class A Directors of Management VIII and TCM VIII may be deemed to beneficially own the shares held by TCV VIII, TCV VIII (A), TCV VIII (B), Orange Investor, Orange (A) Investor, Orange (B) Investor, and Orange (MF) Investor but each disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The shares held by Orange Investor, Orange (A) Investor, Orange (B) Investor, and Orange (MF) Investor are also pledged as collateral for a third party debt facility.

Mr. Hoag has the sole power to dispose and direct the disposition of the options and any shares issuable upon exercise of the options, and the sole power to direct the vote of the shares of common stock to be received upon exercise of the options. However, with respect to the options, Mr. Hoag has transferred to TCV VII Management, L.L.C. ("TCV VII Management") and TCV VIII Management, L.L.C. ("TCV VIII Management") 100% of the pecuniary interest in such options and any shares to be issued upon exercise of such options. Mr. Hoag is a member of TCV VII Management and TCV VIII Management but disclaims beneficial ownership of such options and any shares to be received upon exercise of such options except to the extent of his pecuniary interest therein.

Mr. Hoag is a trustee of the Hoag Family Trust and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Hoag Family Trust. Mr. Hoag disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Mr. Hoag is the sole general partner and a limited partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the disposition of the shares held by Hamilton Investments. Mr. Hoag disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(6)   Includes options to purchase 572,994 shares.

(7)   Includes options to purchase 273,712 shares.

(8)   Includes options to purchase 195,247 shares.

(9)   Includes options to purchase 102,721 shares.

(10) Includes options to purchase 33,336 shares.

(11) Includes options to purchase 13,165 shares.

(12) Includes options to purchase 39,286 shares.

(13) Includes options to purchase 25,332 shares.

(14) Includes options to purchase 17,517 shares.

(15) Includes options to purchase 10,165 shares.

(16) Includes options to purchase 9,120 shares.

(17) Includes options to purchase 6,578 shares.

(18) Includes options to purchase 6,002 shares.

(19) Includes options to purchase 1,924 shares.

(20) Includes 6,946,764 shares of common stock and options to purchase 3,777,500 shares.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2021. There were no equity compensation plans or arrangements not approved by security holders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans or arrangements approved by security holders:			
2002 Plan[1]	3,753	10.32	—
2011 Plan[2]	15,240,680	170.71	—
2020 Plan	2,351,418	538.55	20,145,360
Equity compensation plans not approved by security holders	—	—	—
Total	17,595,851[3]	219.83	20,145,360

(1) Our Amended and Restated 2002 Stock Plan (the "2002 Plan") terminated in 2012, and no new awards may be issued thereunder. The outstanding options under the 2002 Plan are described in this row.
(2) No new awards may be issued under the Netflix, Inc. 2011 Stock Plan (the "2011 Plan") after June 4, 2020. The outstanding options under the 2011 Plan are described in this row.
(3) Weighted average life is 5.37 years.

Stockholders Sharing an Address

Stockholders sharing an address with another stockholder may receive only one Notice of Internet Availability of Proxy Materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate Notice of Internet Availability of Proxy Materials now or in the future may write or call Broadridge to request a separate copy from:

Householding Department
Broadridge
51 Mercedes Way, Edgewood, NY 11717
1-866-540-7095

Broadridge will promptly, upon written or oral request, deliver a Notice of Internet Availability of Proxy Materials, or if requested, a separate copy of its annual report or this Proxy Statement to any stockholder at a shared address to which only a single copy was delivered.

Similarly, stockholders sharing an address with another stockholder who have received multiple copies of the Company's Notice of Internet Availability of Proxy Materials may write or call the above address and phone number to request delivery of a single copy in the future.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

By order of the Board

David Hyman

Chief Legal Officer and Secretary

April 22, 2022
Los Gatos, California

Appendix A


AMENDED AND
RESTATED
CERTIFICATE OF INCORPORATION OF
NETFLIX, INC.
a Delaware corporation

ARTICLE I


The name of this corporation is Netflix, Inc. (the "**corporation**").


ARTICLE II


The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.


ARTICLE III


The nature of the business or purposes to be conducted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as the same exists or may hereafter be amended.


ARTICLE IV


The corporation is authorized to issue two classes of stock, to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation shall have authority to issue is 5,000,000,000 consisting of 4,990,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share.

The Board of Directors of the corporation (the "**Board**") is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the corporation for their vote; *provided, however,* that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation of Preferred Stock relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Certificate of Incorporation (including any certificate of designation of Preferred Stock relating to any series of Preferred Stock).

ARTICLE V

The following provisions are inserted for the management of the business and the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the corporation and of its directors and stockholders:

A.   The business and affairs of the corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

B.   The directors of the corporation need not be elected by written ballot unless the Bylaws so provide.

C.   Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

D.   Special meetings of stockholders of the corporation may be called only by the Chairperson~~man~~ of the Board, ~~the~~ a Chief Executive Officer, the President or by the Board acting pursuant to a resolution adopted by a majority of the Whole Board, ~~and any power of stockholders to call a special meeting is specifically denied~~or by the Corporate Secretary upon the request, in accordance with and subject to the Bylaws of the corporation, by stockholders of the corporation holding continuously for at least one (1) year an aggregate net long position of not less than 20% of the outstanding shares of common stock of the corporation entitled to vote at meetings of the stockholders. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting. For purposes of this Certificate of Incorporation, the term "**Whole Board**" shall mean the total number of authorized directors of the corporation whether or not there exist any vacancies in previously authorized directorships.

ARTICLE VI

A.   Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution duly adopted by a majority of the Board. ~~The~~ Until the election of directors at the annual meeting of stockholders to be held in 2025, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class ~~to be~~being the class originally elected for a term expiring at the annual meeting of stockholders to be held in 2003 and most recently elected for a term expiring at the annual meeting of stockholders to be held in 2024, another class ~~to be~~being the class originally elected for a term expiring at the annual meeting of stockholders to be held in 2004 and to be elected at the annual meeting of stockholders to be held in 2022 for a term expiring at the annual meeting of stockholders to be held in 2025, and another class ~~to be~~being the class originally elected for a term expiring at the annual meeting of stockholders to be held in 2005 and most recently elected for a term expiring at the annual meeting of stockholders to be held in 2023, with each class to hold office until its successor is duly elected and qualified. ~~At each succeeding~~ Until the annual meeting of stockholders to be held in 2023, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Commencing with the election of directors at the annual meeting of stockholders to be held in 2023, all directors shall be elected for a one year term expiring at the next annual meeting of stockholders, and commencing with the election of directors at the annual meeting of stockholders to be held in 2025, the classification of the Board shall terminate.

B.   Subject to the rights of the holders of any series of Preferred Stock then outstanding and unless the Board otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law or by resolution of the Board, be filled only by a majority vote of the directors then in office, whether or not less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. No reduction in the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

C.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the corporation shall be given in the manner provided in and in accordance with the Bylaws of the corporation.

D.   Subject to the rights of the holders of any series of Preferred Stock then outstanding, unless otherwise restricted by statute, by the Certificate of Incorporation or the Bylaws of the corporation, any director, or all of the directors, may be removed from the Board, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% a majority of the voting power of all of the then outstanding shares of capitalvoting stock of the corporation then entitled to vote atgenerally in the election of directors, voting together as a single class, with or without cause; *provided* that until the election of directors at the annual meeting of stockholders to be held in 2025, such removal may be only for cause.

ARTICLE VII

The Board is expressly empowered to adopt, amend or repeal any of the Bylaws of the Ccorporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal all or any portion of Article II, Section 3.2, Section 3.3, Section 3.4, Section 3.15, Article VI or Article IX of the Bylaws of the corporation.

ARTICLE VIII

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended.

The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent of the corporation (or any predecessor thereof), or serves or served at any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent at the request of the corporation (or any predecessor).

Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX

The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation, or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal this Article IX, Article V, Article VI, Article VII or Article VIII.





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